OLD MUTUAL ADVISOR FUNDS

Old Mutual VA Asset Allocation Conservative Portfolio
Old Mutual VA Asset Allocation Balanced Portfolio
Old Mutual VA Asset Allocation Moderate Growth Portfolio

SEMI-ANNUAL REPORT / JUNE 30, 2007

TABLE OF CONTENTS
JUNE 30, 2007

Page(s)

Portfolio Summary
Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Top Ten Holdings as of June 30, 2007*

U.S. Treasury Note	
4.875%, 07/31/11	11.2%
Federal National Mortgage Association	
5.500%, 01/01/37	9.5%
Deutschland Republic (EUR)	
4.500%, 01/04/13	8.3%
U.S. Treasury Note	
4.625%, 11/15/09	4.8%
Federal National Mortgage Association	
5.000%, 05/01/37	4.8%
Federal National Mortgage Association	
6.000%, 01/01/37	4.6%
U.S. Treasury Note	
4.750%, 05/31/12	2.6%
U.S. Treasury Note	
4.875%, 08/15/09	2.5%
U.S. Treasury Note	
4.500%, 05/15/17	2.3%
U.S. Treasury Note	
4.625%, 02/15/17	2.1%
As a % of Total Portfolio Investments	52.7%

*Excludes short-term money market fund.



Sector Weightings as of June 30, 2007 - % of Total Portfolio Investments

Corporate Bonds 7%
Money Market Fund 6%
Foreign Common Stock 8%
Foreign Bond 8%
U.S. Treasury Obligations 26%
Common Stock 26%
U.S. Government Agency Obligations 19%

1.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 26.1%		
Aerospace/Defense — 0.7%		
Boeing	164	$ 15,770
General Dynamics	120	9,387
Rockwell Collins	150	10,596
Total Aerospace/Defense		35,753
Aerospace/Defense-Equipment — 0.2%		
Alliant Techsystems*	100	9,915
DRS Technologies	8	458
Goodrich	10	596
Total Aerospace/Defense-Equipment		10,969
Agricultural Chemicals — 0.4%		
Agrium	150	6,562
Monsanto	200	13,508
Total Agricultural Chemicals		20,070
Agricultural Operations — 0.0%		
Archer-Daniels-Midland	52	1,721
Total Agricultural Operations		1,721
Airlines — 0.1%		
AMR*	150	3,952
Delta Airlines*	20	394
UAL*	20	812
US Airways Group*	10	303
Total Airlines		5,461
Applications Software — 0.2%		
Citrix Systems*	20	673
Intuit*	20	602
Microsoft	280	8,251
Red Hat*	60	1,337
Total Applications Software		10,863
Auto-Cars/Light Trucks — 0.1%		
Ford Motor*	357	3,363
General Motors	59	2,230
Total Auto-Cars/Light Trucks		5,593
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	60	3,139
Total Beverages-Non-Alcoholic		3,139
Brewery — 0.2%		
Molson Coors Brewing, Cl B	100	9,246
Total Brewery		9,246
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	2	76
Total Broadcast Services/Programming		76
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	20	3,240
Total Building Products-Cement/Aggregate		3,240

Description	Shares	Value
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	50	$ 3,927
Total Building Products-Light Fixtures		3,927
Building-Heavy Construction — 0.0%		
Washington Group International*	10	800
Total Building-Heavy Construction		800
Building-Residential/Commercial — 0.0%		
DR Horton	35	698
Lennar, Cl A	20	731
Total Building-Residential/Commercial		1,429
Cable TV — 0.2%		
Comcast, Cl A*	130	3,635
Directv Group*	183	4,229
Total Cable TV		7,864
Casino Hotels — 0.2%		
MGM Mirage*	110	9,073
Total Casino Hotels		9,073
Casino Services — 0.2%		
International Game Technology	235	9,329
Total Casino Services		9,329
Cellular Telecommunications — 0.6%		
Alltel	1	68
MetroPCS Communications*	175	5,782
NII Holdings*	300	24,222
Total Cellular Telecommunications		30,072
Chemicals-Diversified — 0.1%		
E.I. du Pont de Nemours	107	5,440
Lyondell Chemical	20	742
Total Chemicals-Diversified		6,182
Chemicals-Specialty — 0.1%		
Hercules*	65	1,277
Lubrizol	100	6,455
Total Chemicals-Specialty		7,732
Coal — 0.1%		
Arch Coal	10	348
Consol Energy	100	4,611
Peabody Energy	45	2,177
Total Coal		7,136
Commercial Banks-Southern US — 0.1%		
Colonial BancGroup	300	7,491
Total Commercial Banks-Southern US		7,491
Commercial Services — 0.0%		
Alliance Data Systems*	10	773
ChoicePoint*	20	849
Total Commercial Services		1,622

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Computer Services — 0.1%		
Cognizant Technology Solutions, Cl A*	30	$ 2,253
Electronic Data Systems	20	554
Total Computer Services		2,807
Computers — 0.9%		
Apple*	170	20,747
Dell*	50	1,427
Hewlett-Packard	306	13,654
International Business Machines	57	5,999
Research In Motion*	10	2,000
Sun Microsystems*	60	316
Total Computers		44,143
Computers-Integrated Systems — 0.1%		
Brocade Communications Systems*	385	3,011
Total Computers-Integrated Systems		3,011
Computers-Memory Devices — 0.2%		
EMC*	150	2,715
Network Appliance*	225	6,570
Total Computers-Memory Devices		9,285
Consumer Products-Miscellaneous — 0.0%		
Kimberly-Clark	9	602
Total Consumer Products-Miscellaneous		602
Containers-Metal/Glass — 0.2%		
Owens-Illinois*	250	8,750
Total Containers-Metal/Glass		8,750
Containers-Paper/Plastic — 0.1%		
Sealed Air	200	6,204
Total Containers-Paper/Plastic		6,204
Cruise Lines — 0.1%		
Carnival	77	3,755
Total Cruise Lines		3,755
Data Processing/Management — 0.0%		
Automatic Data Processing	50	2,424
First Data	3	98
Total Data Processing/Management		2,522
Dental Supplies & Equipment — 0.0%		
Patterson*	10	373
Total Dental Supplies & Equipment		373
Diagnostic Equipment — 0.0%		
Gen-Probe*	25	1,511
Total Diagnostic Equipment		1,511
Disposable Medical Products — 0.0%		
C.R. Bard	25	2,066
Total Disposable Medical Products		2,066

Description	Shares	Value
Distribution/Wholesale — 0.0%		
Fastenal	30	$ 1,256
Total Distribution/Wholesale		1,256
Diversified Manufacturing Operations — 0.6%		
3M	62	5,381
Dover	80	4,092
General Electric	240	9,187
Honeywell International	69	3,883
Illinois Tool Works	84	4,552
Tyco International*	154	5,204
Total Diversified Manufacturing Operations		32,299
E-Commerce/Services — 0.0%		
Expedia*	21	615
Total E-Commerce/Services		615
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	57	2,668
Total Electric Products-Miscellaneous		2,668
Electric-Integrated — 0.8%		
Alliant Energy	150	5,827
Centerpoint Energy	450	7,830
Dominion Resources	35	3,021
DTE Energy	150	7,233
Duke Energy	119	2,178
Edison International	43	2,413
Entergy	46	4,938
PPL	200	9,358
TXU	2	135
Total Electric-Integrated		42,933
Electronic Components-Miscellaneous — 0.0%		
Flextronics International*	30	324
Total Electronic Components-Miscellaneous		324
Electronic Components-Semiconductors — 0.6%		
Broadcom, Cl A*	20	585
DSP Group*	40	819
Intel	5	119
International Rectifier*	10	372
Intersil, Cl A	45	1,416
MEMC Electronic Materials*	100	6,112
Microchip Technology	40	1,481
Micron Technology*	20	251
NVIDIA*	375	15,491
PMC-Sierra*	20	155
QLogic*	150	2,497
Semtech*	20	347
SiRF Technology Holdings*	20	415
Texas Instruments	18	677
Xilinx	60	1,606
Total Electronic Components-Semiconductors		32,343
Electronic Forms — 0.2%		
Adobe Systems*	235	9,435
Total Electronic Forms		9,435

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Electronic Measuring Instruments — 0.1%		
Agilent Technologies*	200	$ 7,688
Total Electronic Measuring Instruments		7,688
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	100	3,843
Total Electronic Parts Distribution		3,843
Electronics-Military — 0.0%		
L-3 Communications Holdings	19	1,850
Total Electronics-Military		1,850
Energy-Alternate Sources — 0.1%		
Covanta Holding*	200	4,930
Total Energy-Alternate Sources		4,930
Engineering/R&D Services — 0.2%		
Fluor	35	3,898
McDermott International*	95	7,896
Total Engineering/R&D Services		11,794
Enterprise Software/Services — 0.4%		
BMC Software*	200	6,060
Lawson Software*	50	494
Oracle*	405	7,983
Sybase*	300	7,167
Total Enterprise Software/Services		21,704
Entertainment Software — 0.1%		
Activision*	170	3,174
Electronic Arts*	20	946
Total Entertainment Software		4,120
Fiduciary Banks — 0.2%		
Bank of New York*	135	5,594
Mellon Financial	1	44
Northern Trust	100	6,424
Total Fiduciary Banks		12,062
Filtration/Separation Products — 0.1%		
Pall	150	6,898
Total Filtration/Separation Products		6,898
Finance-Consumer Loans — 0.1%		
SLM	80	4,606
Total Finance-Consumer Loans		4,606
Finance-Credit Card — 0.0%		
American Express	21	1,285
Total Finance-Credit Card		1,285
Finance-Investment Banker/Broker — 0.5%		
Bear Stearns	11	1,540
Citigroup	87	4,462
Greenhill	10	687
JPMorgan Chase	155	7,510
Lazard, Cl A	195	8,781
Lehman Brothers Holdings	39	2,906

Description	Shares	Value
Finance-Investment Banker/Broker - continued		
Morgan Stanley	10	$ 839
optionsXpress Holdings	30	770
Total Finance-Investment Banker/Broker		27,495
Finance-Mortgage Loan/Banker — 0.1%		
Fannie Mae	2	131
Freddie Mac	67	4,067
Total Finance-Mortgage Loan/Banker		4,198
Finance-Other Services — 0.1%		
Asset Acceptance Capital	40	708
Nasdaq Stock Market*	80	2,377
Total Finance-Other Services		3,085
Financial Guarantee Insurance — 0.1%		
AMBAC Financial Group	25	2,180
MGIC Investment	35	1,990
Total Financial Guarantee Insurance		4,170
Food-Dairy Products — 0.1%		
Dean Foods	150	4,781
Total Food-Dairy Products		4,781
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	170	3,917
Total Food-Meat Products		3,917
Food-Miscellaneous/Diversified — 0.2%		
Kraft Foods, Cl A	55	1,939
Sara Lee	450	7,830
Total Food-Miscellaneous/Diversified		9,769
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	30	797
Total Food-Wholesale/Distribution		797
Gas-Distribution — 0.0%		
WGL Holdings	10	326
Total Gas-Distribution		326
Golf — 0.0%		
Callaway Golf	20	356
Total Golf		356
Hazardous Waste Disposal — 0.1%		
Stericycle*	70	3,112
Total Hazardous Waste Disposal		3,112
Health Care Cost Containment — 0.1%		
McKesson	78	4,652
Total Health Care Cost Containment		4,652
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	100	5,197
Total Hospital Beds/Equipment		5,197

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Hotels & Motels — 0.1%		
Intercontinental Hotels ‘ Group ADR	8	$ 199
Marriott International, Cl A	55	2,378
Wyndham Worldwide*	20	725
Total Hotels & Motels		3,302
Human Resources — 0.3%		
Hewitt Associates, Cl A*	320	10,240
Manpower	50	4,612
Monster Worldwide*	55	2,260
Total Human Resources		17,112
Independent Power Producer — 0.0%		
Reliant Energy*	10	270
Total Independent Power Producer		270
Industrial Automation/Robot — 0.0%		
Cognex	20	450
Total Industrial Automation/Robot		450
Industrial Gases — 0.3%		
Praxair	205	14,758
Total Industrial Gases		14,758
Instruments-Scientific — 0.2%		
PerkinElmer	300	7,818
Total Instruments-Scientific		7,818
Insurance Brokers — 0.1%		
Marsh & McLennan	100	3,088
Total Insurance Brokers		3,088
Internet Infrastructure Software — 0.1%		
Akamai Technologies*	30	1,459
F5 Networks*	25	2,015
Total Internet Infrastructure Software		3,474
Internet Security — 0.1%		
Checkfree*	20	804
Symantec*	130	2,626
Total Internet Security		3,430
Investment Management/Advisory Services — 0.2%		
Franklin Resources	45	5,961
Legg Mason	30	2,952
Total Investment Management/Advisory Services		8,913
Life/Health Insurance — 0.2%		
Cigna	150	7,833
Total Life/Health Insurance		7,833
Linen Supply & Related Items — 0.0%		
Cintas	10	394
Total Linen Supply & Related Items		394

Description	Shares	Value
Machine Tools & Related Products — 0.2%		
Kennametal	100	$ 8,203
Total Machine Tools & Related Products		8,203
Machinery-Construction & Mining — 0.3%		
Caterpillar	120	9,396
Terex*	50	4,065
Total Machinery-Construction & Mining		13,461
Machinery-General Industry — 0.1%		
Manitowoc	40	3,215
Wabtec	80	2,923
Total Machinery-General Industry		6,138
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	10	387
Total Machinery-Print Trade		387
Medical Information Systems — 0.2%		
Cerner*	160	8,875
IMS Health	20	643
Total Medical Information Systems		9,518
Medical Instruments — 0.2%		
Medtronic	210	10,890
St. Jude Medical*	10	415
Total Medical Instruments		11,305
Medical Labs & Testing Services — 0.2%		
Covance*	20	1,371
Laboratory Corp of America Holdings*	100	7,826
Total Medical Labs & Testing Services		9,197
Medical Products — 0.2%		
Baxter International	68	3,831
Henry Schein*	75	4,007
Total Medical Products		7,838
Medical-Biomedical/Genetic — 0.3%		
Celgene*	55	3,153
Genzyme*	170	10,948
Invitrogen*	10	738
PDL BioPharma*	70	1,631
Total Medical-Biomedical/Genetic		16,470
Medical-Drugs — 0.9%		
Angiotech Pharmaceuticals*	80	569
Bristol-Myers Squibb	131	4,134
Cephalon*	95	7,637
Pfizer	628	16,058
Schering-Plough	450	13,698
Wyeth	110	6,308
Total Medical-Drugs		48,404
Medical-HMO — 0.2%		
Humana*	8	487
UnitedHealth Group	63	3,222

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio

June 30, 2007 (Unaudited)

Description	Shares	Value
Medical-HMO - continued		
WellPoint*	66	$ 5,269
Total Medical-HMO		8,978
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	100	6,150
Total Medical-Hospitals		6,150
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	20	797
Total Medical-Outpatient/Home Medical		797
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	150	7,420
Cardinal Health	70	4,945
Total Medical-Wholesale Drug Distributors		12,365
Metal Processors & Fabricators — 0.3%		
Commercial Metals	200	6,754
Haynes International*	10	844
Precision Castparts	35	4,248
Sterlite Industries India ADR*	260	3,814
Total Metal Processors & Fabricators		15,660
Metal-Aluminum — 0.0%		
Alcoa	30	1,216
Total Metal-Aluminum		1,216
Motion Pictures & Services — 0.0%		
Macrovision*	20	601
Total Motion Pictures & Services		601
Multi-Line Insurance — 0.6%		
ACE	3	187
Allstate	63	3,875
American International Group	60	4,202
Cincinnati Financial	150	6,510
Hartford Financial Services Group	31	3,054
Loews	62	3,161
MetLife	69	4,449
XL Capital, Cl A	79	6,659
Total Multi-Line Insurance		32,097
Networking Products — 0.2%		
Cisco Systems*	375	10,444
Total Networking Products		10,444
Non-Ferrous Metals — 0.2%		
Cameco	190	9,640
USEC*	10	220
Total Non-Ferrous Metals		9,860
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	540	7,268

Description	Shares	Value
Non-Hazardous Waste Disposal - continued		
Waste Management	50	$ 1,953
Total Non-Hazardous Waste Disposal		9,221
Office Automation & Equipment — 0.0%		
Pitney Bowes	20	936
Total Office Automation & Equipment		936
Office Supplies & Forms — 0.1%		
Avery Dennison	100	6,648
Total Office Supplies & Forms		6,648
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	20	2,031
Patterson-UTI Energy	80	2,097
Pride International*	20	749
Rowan	10	410
Total Oil & Gas Drilling		5,287
Oil Companies-Exploration & Production — 0.6%		
Denbury Resources*	40	1,500
EnCana	60	3,687
Mariner Energy*	10	242
Murphy Oil	15	892
Newfield Exploration*	100	4,555
Occidental Petroleum	94	5,441
Southwestern Energy*	280	12,460
Ultra Petroleum*	35	1,933
Total Oil Companies-Exploration & Production		30,710
Oil Companies-Integrated — 0.5%		
BP ADR	21	1,515
Chevron	19	1,601
ConocoPhillips	70	5,495
Exxon Mobil	82	6,878
Hess	100	5,896
Marathon Oil	72	4,317
Total Oil Companies-Integrated		25,702
Oil Field Machinery & Equipment — 0.1%		
Grant Prideco*	45	2,422
National Oilwell Varco*	40	4,170
Total Oil Field Machinery & Equipment		6,592
Oil Refining & Marketing — 0.1%		
Tesoro*	100	5,715
Valero Energy	2	148
Total Oil Refining & Marketing		5,863
Oil-Field Services — 0.4%		
Hanover Compressor*	30	715
Helix Energy Solutions*	160	6,386
Schlumberger	155	13,166
Total Oil-Field Services		20,267
Paper & Related Products — 0.1%		
Abitibi-Consolidated*	250	735
Domtar*	400	4,464
MeadWestvaco	20	707

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Paper & Related Products - continued		
Smurfit-Stone Container*	30	$ 399
Total Paper & Related Products		6,305
Pharmacy Services — 0.1%		
Medco Health Solutions*	40	3,120
Omnicare	20	721
Total Pharmacy Services		3,841
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	100	5,515
Total Physical Practice Management		5,515
Pipelines — 0.2%		
El Paso	246	4,239
Questar	100	5,285
Spectra Energy	90	2,336
Total Pipelines		11,860
Platinum — 0.0%		
Stillwater Mining*	30	330
Total Platinum		330
Printing-Commercial — 0.1%		
RR Donnelley & Sons	166	7,223
Total Printing-Commercial		7,223
Property/Casualty Insurance — 0.4%		
Arch Capital Group*	100	7,254
Safeco	100	6,226
Travelers	51	2,728
WR Berkley	200	6,508
Total Property/Casualty Insurance		22,716
Publishing-Books — 0.0%		
Scholastic*	10	359
Total Publishing-Books		359
Publishing-Newspapers — 0.0%		
Gannett	31	1,703
Total Publishing-Newspapers		1,703
Real Estate Management/Services — 0.1%		
CB Richard Ellis Group, Cl A*	165	6,022
Total Real Estate Management/Services		6,022
Reinsurance — 0.4%		
Allied World Assurance Holdings	10	513
Aspen Insurance Holdings	30	842
Axis Capital Holdings	10	407
Berkshire Hathaway, Cl B*	1	3,605
Everest Re Group	7	760
Montpelier Re Holdings	50	927
PartnerRe	100	7,750
RenaissanceRe Holdings	100	6,199
Total Reinsurance		21,003

Description	Shares	Value
REITs-Diversified — 0.1%		
Plum Creek Timber	150	$ 6,249
Total REITs-Diversified		6,249
REITs-Hotels — 0.0%		
Host Hotels & Resorts	10	231
Total REITs-Hotels		231
REITs-Office Property — 0.1%		
Boston Properties	50	5,107
Total REITs-Office Property		5,107
Rental Auto/Equipment — 0.0%		
Avis Budget Group*	10	284
RSC Holdings*	40	800
Total Rental Auto/Equipment		1,084
Retail-Apparel/Shoe — 0.4%		
Abercrombie & Fitch, Cl A	100	7,298
Aeropostale*	85	3,543
Men's Wearhouse	150	7,660
Total Retail-Apparel/Shoe		18,501
Retail-Building Products — 0.2%		
Home Depot	35	1,377
Lowe's	235	7,212
Total Retail-Building Products		8,589
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	120	4,692
Total Retail-Computer Equipment		4,692
Retail-Drug Store — 0.4%		
CVS Caremark	363	13,231
Rite Aid*	1,000	6,380
Walgreen	70	3,048
Total Retail-Drug Store		22,659
Retail-Major Department Store — 0.1%		
JC Penney	95	6,876
Total Retail-Major Department Store		6,876
Retail-Office Supplies — 0.0%		
Office Depot*	78	2,363
Total Retail-Office Supplies		2,363
Retail-Pet Food & Supplies — 0.1%		
PetSmart	85	2,758
Total Retail-Pet Food & Supplies		2,758
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	150	5,390
Total Retail-Regional Department Store		5,390
Retail-Restaurants — 0.1%		
Cheesecake Factory*	20	490
Panera Bread, Cl A*	30	1,382

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Retail-Restaurants - continued		
Starbucks*	215	$ 5,642
Total Retail-Restaurants		7,514
Retail-Sporting Goods — 0.0%		
Dick's Sporting Goods*	30	1,745
Total Retail-Sporting Goods		1,745
Retirement/Aged Care — 0.0%		
Sunrise Senior Living	10	400
Total Retirement/Aged Care		400
S&L/Thrifts-Western US — 0.2%		
Washington Federal	350	8,509
Washington Mutual	33	1,407
Total S&L/Thrifts-Western US		9,916
Schools — 0.1%		
ITT Educational Services*	25	2,935
Total Schools		2,935
Semiconductor Components-Integrated Circuits — 0.2%		
Cypress Semiconductor*	10	233
Maxim Integrated Products	300	10,023
Total Semiconductor Components-Integrated Circuits		10,256
Steel-Producers — 0.1%		
Nucor	50	2,933
Total Steel-Producers		2,933
Steel-Specialty — 0.3%		
Allegheny Technologies	132	13,844
Total Steel-Specialty		13,844
Super-Regional Banks-US — 0.3%		
Bank of America	98	4,791
Capital One Financial	98	7,687
Wells Fargo	87	3,060
Total Super-Regional Banks-US		15,538
Telecommunications Equipment — 0.0%		
Plantronics	10	262
Total Telecommunications Equipment		262
Telecommunications Services — 0.3%		
Amdocs*	185	7,367
Embarq	100	6,337
Time Warner Telecom, Cl A*	130	2,613
Total Telecommunications Services		16,317
Telephone-Integrated — 0.3%		
AT&T	228	9,462
Level 3 Communications*	110	643
Verizon Communications	134	5,517
Total Telephone-Integrated		15,622

Description	Shares	Value
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	50	$ 5,040
Total Textile-Home Furnishings		5,040
Therapeutics — 0.3%		
Gilead Sciences*	300	11,631
Medicines*	50	881
Warner Chilcott, Cl A*	30	543
Total Therapeutics		13,055
Tobacco — 0.3%		
Altria Group	102	7,154
Imperial Tobacco Group ADR	64	5,903
UST	53	2,847
Total Tobacco		15,904
Tools-Hand Held — 0.1%		
Stanley Works	62	3,763
Total Tools-Hand Held		3,763
Transport-Equipment & Leasing — 0.0%		
GATX	10	493
Total Transport-Equipment & Leasing		493
Transport-Marine — 0.1%		
Overseas Shipholding Group	50	4,070
Total Transport-Marine		4,070
Transport-Rail — 0.3%		
Burlington Northern Santa Fe	38	3,235
Canadian Pacific Railway	100	6,882
CSX	150	6,762
Total Transport-Rail		16,879
Transport-Services — 0.1%		
FedEx	7	777
UTi Worldwide	75	2,009
Total Transport-Services		2,786
Veterinary Diagnostics — 0.0%		
VCA Antech*	40	1,508
Total Veterinary Diagnostics		1,508
Vitamins & Nutrition Products — 0.1%		
Herbalife	65	2,577
Total Vitamins & Nutrition Products		2,577
Web Hosting/Design — 0.0%		
Equinix*	25	2,287
Total Web Hosting/Design		2,287
Web Portals/ISP — 0.3%		
Google, Cl A*	28	14,655
Total Web Portals/ISP		14,655
Wireless Equipment — 0.6%		
American Tower, Cl A*	430	18,060
Nokia ADR	110	3,092

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Wireless Equipment - continued		
Qualcomm	175	$ 7,593
Total Wireless Equipment		28,745
Total Common Stock		
(Cost $1,242,208)		1,349,902
FOREIGN COMMON STOCK — 7.6%		
Australia — 0.7%		
BHP Billiton	572	17,090
Caltex Australia	51	1,021
Leighton Holdings	426	14,847
Total Australia		32,958
Austria — 0.2%		
Voestalpine	127	10,674
Total Austria		10,674
Canada — 0.3%		
Manulife Financial	200	7,481
Methanex	400	9,929
Total Canada		17,410
Denmark — 0.2%		
Danske Bank	200	8,179
Total Denmark		8,179
France — 0.5%		
BNP Paribas	118	14,015
Camaieu*	34	12,825
Societe Generale	5	926
Total France		27,766
Germany — 0.9%		
Allianz SE	65	15,243
Deutsche Bank	92	13,389
Salzgitter	39	7,547
Siemens	80	11,511
Total Germany		47,690
Hong Kong — 0.0%		
Regal Hotels International Holdings	4,000	338
Total Hong Kong		338
Italy — 0.3%		
Fiat	483	14,345
Total Italy		14,345
Japan — 1.8%		
Alpine Electronics	300	4,601
Central Japan Railway	1	10,550
Daiichikosho	800	8,688
Hudson Soft*	400	4,787
Kobayashi Pharmaceutical	100	3,335
Nippon Mining Holdings	1,000	9,566
Nippon Steel	1,000	7,034
NTT Data	2	9,489
Pacific Management	3	5,538

Description	Shares/Face Amount	Value
Japan - continued		
Sony	200	$ 10,266
Sumitomo Pipe & Tube	1,000	7,678
Toyota Motor	200	12,613
Total Japan		94,145
Netherlands — 0.4%		
Royal Dutch Shell, Cl A	501	20,388
Total Netherlands		20,388
New Zealand — 0.2%		
Air New Zealand	4,450	9,043
Total New Zealand		9,043
Spain — 0.5%		
Banco Bilbao Vizcaya Argentaria	512	12,519
Banco Santander Central Hispano	729	13,399
Total Spain		25,918
Sweden — 0.4%		
Skandinaviska Enskilda Banken, Cl A	300	9,661
Volvo, Cl B	602	11,972
Total Sweden		21,633
Switzerland — 0.2%		
Credit Suisse Group	129	9,158
Total Switzerland		9,158
United Kingdom — 1.0%		
AstraZeneca	231	12,378
BT Group	1,979	13,170
CSR*	73	1,143
Reckitt Benckiser	225	12,317
Royal Bank of Scotland Group	1,056	13,361
Total United Kingdom		52,369
Total Foreign Common Stock		
(Cost $370,636)		392,014
U.S. TREASURY OBLIGATIONS — 26.4%		
U.S. Treasury Bonds		
4.500%, 02/15/36	$ 55,000	49,801
U.S. Treasury Notes		
4.875%, 08/15/09	130,000	129,909
4.875%, 07/31/11	580,000	579,185
4.750%, 05/31/12	135,000	133,945
4.625%, 11/15/09	250,000	248,476
4.625%, 02/15/17	110,000	106,528
4.500%, 05/15/17	125,000	119,844
Total U.S. Treasury Obligations		
(Cost $1,383,433)		1,367,688

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

Description	Face Amount	Value
U.S. GOVERNMENT AGENCY OBLIGATIONS — 18.8%		
Federal National Mortgage Association		
6.000%, 01/01/37	$ 240,796	$ 238,354
5.500%, 01/01/37	505,764	488,041
5.000%, 05/01/37	262,799	246,240
Total U.S. Government Agency Obligations		
(Cost $998,163)		972,635
FOREIGN BOND — 8.2%		
Deutschland Republic (EUR)		
4.500%, 01/04/2013	315,500	425,778
Total Foreign Bond		
(Cost $421,474)		425,778
CORPORATE BONDS — 6.5%		
Advanta Capital Trust, Ser B		
8.990%, 12/17/2026	$ 11,000	10,890
Ahern Rentals		
9.250%, 08/15/2013	8,000	8,100
Aramark 144A (A)		
8.856%, 02/01/2015	7,000	7,105
Belden CDT 144A		
7.000%, 03/15/2017	7,000	6,895
Cascades		
7.250%, 02/15/2013	15,000	14,587
Coleman Cable 144A		
9.875%, 10/01/2012	11,000	11,495
Deluxe, Ser B		
3.500%, 10/01/2007	15,000	14,850
Denbury Resources		
7.500%, 04/01/2013	11,000	11,000
Echostar DBS		
6.625%, 10/01/2014	15,000	14,325
Ford Motor Credit		
7.375%, 10/28/2009	15,000	14,890
General Motors Acceptance		
7.000%, 02/01/2012	15,000	14,711
Gregg Appliances		
9.000%, 02/01/2013	7,000	7,455
Hilton Hotels		
7.500%, 12/15/2017	13,000	13,016
Kansas City Southern		
9.500%, 10/01/2008	7,000	7,245
Landry's Restaurants, Ser B		
7.500%, 12/15/2014	12,000	11,640
Mastec 144A		
7.625%, 02/01/2017	7,000	7,018
Neenah Paper		
7.375%, 11/15/2014	12,000	11,880
Neff 144A		
10.000%, 06/01/2015	7,000	6,983
Norampac		
6.750%, 06/01/2013	15,000	14,306
PepsiCo		
5.150%, 05/15/2012	5,000	4,939

Description	Face Amount	Value
CORPORATE BONDS - continued		
Qwest		
8.875%, 03/15/2012	$ 15,000	$ 16,162
R.H. Donelley, Ser A-3		
8.875%, 01/15/2016	8,000	8,320
Residential Capital 144A (A)		
7.187%, 04/17/2009	11,000	10,951
Rogers Communications		
8.000%, 12/15/2012	15,000	15,961
Saint Acquisition 144A (A)		
13.107%, 05/15/2015	5,000	4,713
Stater Brothers Holdings, 144A		
7.750%, 04/15/2015	11,000	11,027
Tesoro 144A		
6.500%, 06/01/2017	11,000	10,752
True Temper Sports		
8.375%, 09/15/2011	10,000	8,750
TuranAlem Finance 144A		
8.250%, 01/22/2037	6,000	5,775
Uno Restaurant 144A		
10.000%, 02/15/2011	3,000	2,610
Valassis Communications 144A		
8.250%, 03/01/2015	11,000	10,725
Weatherford International 144A		
5.950%, 06/15/2012	5,000	5,042
Xerox Capital Trust I		
8.000%, 02/01/2027	11,000	11,293
Total Corporate Bonds		
(Cost $340,482)		335,411
MONEY MARKET FUND — 6.0%		
Evergreen Select Money Market Fund, Institutional Class		
5.210% (B)	313,043	313,043
Total Money Market Fund (Cost $313,043)		313,043
Total Investments — 99.6%		
(Cost $5,069,439)		5,156,471
Other Assets and Liabilities, Net — 0.4%		19,869
Net Assets — 100.0%		$ 5,176,340

* Non-income producing security.

(A) — Variable rate security — the rate reported represents the rate as of June 30, 2007.

(B) The rate reported is the 7-day effective yield as of June 30, 2007.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to institutional buyers. On June 30, 2007, the value of these securities amounted to $101,091, representing 1.95% of the net assets of the Portfolio.

ADR — American Depositary Receipt

CI — Class

DBS — Direct Broadcast Satellite

EUR — Euro

HMO — Health Maintenance Organization

ISP — Internet Service Provider

R&D — Research and Development

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
June 30, 2007 (Unaudited)

REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series

As of June 30, 2007, the Portfolio had the following forward foreign currency contract outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Depreciation	
9/12/2007	EUR	(314,040)	USD	422,713	$	(3,345)
				TOTAL	$	(3,345)

EUR — Euro
USD — U.S. Dollar

The accompanying notes are an integral part of the financial statements.

Portfolio Summary
Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Top Ten Holdings as of June 30, 2007*

U.S. Treasury Note	
4.875%, 07/31/11	5.5%
Federal National Mortgage Association	
5.500%, 01/01/37	5.0%
Deutschland Republic (EUR)	
4.500%, 01/04/13	4.7%
iShares S&P Small Cap 600 Value Income Index	3.0%
U.S. Treasury Note	
4.625%, 11/15/09	2.5%
Federal National Mortgage Association	
5.000%, 05/01/37	2.5%
Federal National Mortgage Association	
6.000%, 01/01/37	2.4%
U.S. Treasury Note	
4.750%, 05/31/12	1.5%
U.S. Treasury Note	
4.875%, 08/15/09	1.4%
U.S. Treasury Note	
4.500%, 05/15/17	1.2%
As a % of Total Portfolio Investments	29.7%

*Excludes short-term money market fund.



Sector Weightings as of June 30, 2007 - % of Total Portfolio Investments

Corporate Bonds 4%
Money Market Fund 4%
Foreign Bond 5%
U.S. Government Agency Obligations 10%
U.S. Treasury Obligations 14%
Investments Companies 3%
Warrants 0%
Common Stock 46%
Foreign Common Stock 14%

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 46.5%		
Advertising Sales — 0.1%		
Focus Media Holding ADR*	90	$ 4,545
Total Advertising Sales		4,545
Aerospace/Defense — 1.1%		
Aerovironment*	60	1,237
Boeing	288	27,694
General Dynamics	175	13,688
Rockwell Collins	225	15,894
Teledyne Technologies*	40	1,838
Total Aerospace/Defense		60,351
Aerospace/Defense-Equipment — 0.3%		
Alliant Techsystems*	100	9,915
B/E Aerospace*	90	3,717
DRS Technologies	49	2,806
Goodrich	30	1,787
Total Aerospace/Defense-Equipment		18,225
Agricultural Chemicals — 0.5%		
Agrium	100	4,375
Monsanto	285	19,249
Total Agricultural Chemicals		23,624
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	121	4,004
Tejon Ranch*	40	1,768
Total Agricultural Operations		5,772
Airlines — 0.2%		
AMR*	200	5,270
Delta Airlines*	40	788
UAL*	40	1,624
US Airways Group*	30	908
Total Airlines		8,590
Applications Software — 0.5%		
Citrix Systems*	50	1,683
Intuit*	60	1,805
Microsoft	460	13,556
Nuance Communications*	45	753
Red Hat*	70	1,560
Satyam Computer Services ADR	350	8,666
Visual Sciences*	40	619
Total Applications Software		28,642
Audio/Video Products — 0.0%		
DTS*	25	544
Total Audio/Video Products		544
Auto-Cars/Light Trucks — 0.2%		
Ford Motor	813	7,658
General Motors	135	5,103
Total Auto-Cars/Light Trucks		12,761

Description	Shares	Value
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	50	$ 900
Total Auto/Truck Parts & Equipment-Original		900
Batteries/Battery Systems — 0.0%		
Energy Conversion Devices*	45	1,387
Total Batteries/Battery Systems		1,387
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	90	4,708
Coca-Cola Bottling	30	1,509
Total Beverages-Non-Alcoholic		6,217
Brewery — 0.3%		
Cia Cervecerias Unidas ADR	200	7,374
Molson Coors Brewing, Cl B	100	9,246
Total Brewery		16,620
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	3	113
Total Broadcast Services/Programming		113
Building & Construction-Miscellaneous — 0.0%		
Orascom Construction Industries GDR	10	1,321
Total Building & Construction-Miscellaneous		1,321
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	25	4,050
Total Building Products-Cement/Aggregate		4,050
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	50	3,927
Total Building Products-Light Fixtures		3,927
Building-Heavy Construction — 0.1%		
Washington Group International*	40	3,200
Total Building-Heavy Construction		3,200
Building-Mobile Home/Manufactured Housing — 0.0%		
Williams Scotsman International*	30	714
Total Building-Mobile Home/Manufactured Housing		714
Building-Residential/Commercial — 0.0%		
DR Horton	40	797
Lennar, Cl A	20	731
Total Building-Residential/Commercial		1,528
Cable TV — 0.3%		
Comcast, Cl A*	210	5,871
Directv Group*	334	7,719
Total Cable TV		13,590
Casino Hotels — 0.3%		
Harrah's Entertainment	1	85

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Casino Hotels - continued		
MGM Mirage*	160	$ 13,197
Total Casino Hotels		13,282
Casino Services — 0.2%		
International Game Technology	315	12,505
Total Casino Services		12,505
Cellular Telecommunications — 1.2%		
Alltel	3	203
America Movil, Ser L ADR	175	10,838
MetroPCS Communications*	240	7,929
Millicom International Cellular*	100	9,164
NII Holdings*	420	33,911
Total Cellular Telecommunications		62,045
Chemicals-Diversified — 0.2%		
E.I. du Pont de Nemours	202	10,269
Lyondell Chemical	40	1,485
Olin	40	840
Total Chemicals-Diversified		12,594
Chemicals-Specialty — 0.2%		
Hercules*	153	3,006
Lubrizol	100	6,455
Total Chemicals-Specialty		9,461
Circuit Boards — 0.0%		
Park Electrochemical	10	282
Total Circuit Boards		282
Coal — 0.2%		
Alpha Natural Resources*	60	1,247
Arch Coal	30	1,044
Consol Energy	50	2,305
Massey Energy	50	1,333
Peabody Energy	50	2,419
Total Coal		8,348
Commercial Banks Non-US — 0.3%		
Banco Bradesco ADR	200	4,822
Banco Itau Holding Financeira ADR	100	4,444
Kookmin Bank ADR	60	5,263
VTB Bank GDR*	60	659
VTB Bank GDR 144A*	60	659
Total Commercial Banks Non-US		15,847
Commercial Banks-Central US — 0.0%		
Irwin Financial	130	1,946
Total Commercial Banks-Central US		1,946
Commercial Banks-Eastern US — 0.0%		
Signature Bank*	50	1,705
Total Commercial Banks-Eastern US		1,705

Description	Shares	Value
Commercial Banks-Southern US — 0.2%		
Colonial BancGroup	350	$ 8,739
Total Commercial Banks-Southern US		8,739
Commercial Banks-Western US — 0.0%		
Community Bancorp*	20	560
SVB Financial Group*	20	1,062
Total Commercial Banks-Western US		1,622
Commercial Services — 0.2%		
Alliance Data Systems*	20	1,546
Arbitron	40	2,061
ChoicePoint*	40	1,698
eTelecare Global Solutions ADR*	280	4,527
ExlService Holdings*	40	750
PHH*	60	1,873
Total Commercial Services		12,455
Commercial Services-Finance — 0.0%		
Wright Express*	50	1,714
Total Commercial Services-Finance		1,714
Communications Software — 0.1%		
Avid Technology*	60	2,121
DivX*	60	900
Total Communications Software		3,021
Computer Services — 0.1%		
Cognizant Technology Solutions, Cl A*	35	2,628
Electronic Data Systems	50	1,387
Perot Systems, Cl A*	100	1,704
Syntel	28	851
Total Computer Services		6,570
Computer Software — 0.1%		
Double-Take Software*	82	1,346
Omniture*	70	1,604
Total Computer Software		2,950
Computers — 1.4%		
Apple*	245	29,900
Dell*	90	2,570
Hewlett-Packard	563	25,121
International Business Machines	130	13,682
Research In Motion*	15	3,000
Sun Microsystems*	150	789
Total Computers		75,062
Computers-Integrated Systems — 0.1%		
Brocade Communications Systems*	565	4,419
NCI, Cl A*	90	1,509
Riverbed Technology*	10	438
Total Computers-Integrated Systems		6,366
Computers-Memory Devices — 0.3%		
EMC*	250	4,525

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Computers-Memory Devices - continued		
Network Appliance*	310	$ 9,052
Total Computers-Memory Devices		13,577
Computers-Peripheral Equipment — 0.0%		
Electronics for Imaging*	80	2,258
Total Computers-Peripheral Equipment		2,258
Consulting Services — 0.1%		
Advisory Board*	30	1,667
FTI Consulting*	24	913
Huron Consulting Group*	10	730
LECG*	90	1,360
MAXIMUS	50	2,169
Total Consulting Services		6,839
Consumer Products-Miscellaneous — 0.0%		
Kimberly-Clark	20	1,338
Total Consumer Products-Miscellaneous		1,338
Containers-Metal/Glass — 0.2%		
Owens-Illinois*	300	10,500
Total Containers-Metal/Glass		10,500
Containers-Paper/Plastic — 0.2%		
Sealed Air	300	9,306
Total Containers-Paper/Plastic		9,306
Cruise Lines — 0.2%		
Carnival	161	7,852
Total Cruise Lines		7,852
Data Processing/Management — 0.1%		
Acxiom	50	1,322
Automatic Data Processing	80	3,878
Commvault Systems*	75	1,295
Fair Isaac	20	802
First Data	7	229
Total Data Processing/Management		7,526
Dental Supplies & Equipment — 0.0%		
Patterson*	20	745
Total Dental Supplies & Equipment		745
Diagnostic Equipment — 0.0%		
Gen-Probe*	30	1,813
Total Diagnostic Equipment		1,813
Diagnostic Kits — 0.0%		
Quidel*	50	878
Total Diagnostic Kits		878
Dialysis Centers — 0.0%		
DaVita*	10	539
Dialysis Corp of America*	150	1,552
Total Dialysis Centers		2,091

Description	Shares	Value
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	120	$ 1,358
Total Direct Marketing		1,358
Disposable Medical Products — 0.1%		
C.R. Bard	30	2,479
Total Disposable Medical Products		2,479
Distribution/Wholesale — 0.0%		
Bell Microproducts*	60	391
Fastenal	35	1,465
Total Distribution/Wholesale		1,856
Diversified Manufacturing Operations — 1.2%		
3M	112	9,720
Dover	140	7,161
General Electric	390	14,929
Honeywell International	140	7,879
Illinois Tool Works	171	9,267
Tyco International*	354	11,962
Total Diversified Manufacturing Operations		60,918
Diversified Minerals — 0.2%		
Cia Vale do Rio Doce ADR	200	8,910
Total Diversified Minerals		8,910
Diversified Operations — 0.0%		
Walter Industries	40	1,158
Total Diversified Operations		1,158
E-Commerce/Products — 0.0%		
Blue Nile*	15	906
Total E-Commerce/Products		906
E-Commerce/Services — 0.0%		
Expedia*	43	1,259
Total E-Commerce/Services		1,259
E-Services/Consulting — 0.1%		
GSI Commerce*	30	681
Perficient*	99	2,050
Total E-Services/Consulting		2,731
Educational Software — 0.0%		
Blackboard*	35	1,474
Total Educational Software		1,474
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	115	5,382
Total Electric Products-Miscellaneous		5,382
Electric-Integrated — 1.2%		
Alliant Energy	150	5,827
Centerpoint Energy	600	10,440
Dominion Resources	71	6,128
DTE Energy	200	9,644
Duke Energy	242	4,429
Edison International	100	5,612
Entergy	97	10,413

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Electric-Integrated - continued		
PPL	200	$ 9,358
TXU	5	337
Total Electric-Integrated		62,188
Electronic Components-Miscellaneous — 0.2%		
AU Optronics ADR	480	8,256
Celestica*	320	2,000
Flextronics International*	70	756
Total Electronic Components-Miscellaneous		11,012
Electronic Components-Semiconductors — 1.2%		
Broadcom, Cl A*	50	1,463
DSP Group*	280	5,732
Ikanos Communications*	210	1,598
Intel	12	285
International Rectifier*	20	745
Intersil, Cl A	50	1,573
MEMC Electronic Materials*	100	6,112
Microchip Technology	45	1,667
Micron Technology*	60	752
Netlogic Microsystems*	45	1,433
NVIDIA*	530	21,894
PMC-Sierra*	50	387
QLogic*	205	3,413
Samsung Electronics GDR 144A	20	6,165
Semtech*	50	867
Silicon Laboratories*	30	1,038
SiRF Technology Holdings*	80	1,659
Texas Instruments	42	1,580
Volterra Semiconductor*	40	568
Xilinx	70	1,874
Zoran*	80	1,603
Total Electronic Components-Semiconductors		62,408
Electronic Design Automation — 0.1%		
Comtech Group*	95	1,569
Magma Design Automation*	60	842
Synplicity*	300	2,100
Total Electronic Design Automation		4,511
Electronic Forms — 0.3%		
Adobe Systems*	345	13,852
Total Electronic Forms		13,852
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	200	7,688
Itron*	25	1,948
Total Electronic Measuring Instruments		9,636
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	100	3,843
Total Electronic Parts Distribution		3,843
Electronics-Military — 0.1%		
EDO	50	1,643
L-3 Communications Holdings	43	4,188
Total Electronics-Military		5,831

Description	Shares	Value
Energy-Alternate Sources — 0.1%		
Covanta Holding*	200	$ 4,930
Evergreen Solar*	100	930
Total Energy-Alternate Sources		5,860
Engineering/R&D Services — 0.3%		
Fluor	45	5,011
McDermott International*	140	11,637
Total Engineering/R&D Services		16,648
Enterprise Software/Services — 0.6%		
BMC Software*	250	7,575
Concur Technologies*	40	914
Lawson Software*	250	2,473
Oracle*	595	11,727
PROS Holdings*	60	786
Sybase*	350	8,362
Taleo, Cl A*	14	315
Ultimate Software Group*	45	1,302
Total Enterprise Software/Services		33,454
Entertainment Software — 0.1%		
Activision*	185	3,454
Electronic Arts*	40	1,893
THQ*	50	1,526
Total Entertainment Software		6,873
Fiduciary Banks — 0.3%		
Bank of New York*	200	8,288
Mellon Financial	3	132
Northern Trust	150	9,636
Total Fiduciary Banks		18,056
Filtration/Separation Products — 0.2%		
Pall	200	9,198
Total Filtration/Separation Products		9,198
Finance-Consumer Loans — 0.3%		
Encore Capital Group*	130	1,622
First Marblehead	40	1,546
Nelnet, Cl A	30	733
Portfolio Recovery Associates	20	1,200
SLM	172	9,904
Total Finance-Consumer Loans		15,005
Finance-Credit Card — 0.1%		
American Express	49	2,998
Total Finance-Credit Card		2,998
Finance-Investment Banker/Broker — 1.0%		
Bear Stearns	23	3,220
Citigroup	187	9,591
Cowen Group*	60	1,075
Greenhill	20	1,374
JPMorgan Chase	345	16,715
Lazard, Cl A	280	12,608
Lehman Brothers Holdings	90	6,707
Morgan Stanley	20	1,678

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Finance-Investment Banker/Broker - continued		
optionsXpress Holdings	70	$ 1,796
Total Finance-Investment Banker/Broker		54,764
Finance-Mortgage Loan/Banker — 0.2%		
Fannie Mae	5	326
Freddie Mac	154	9,348
Total Finance-Mortgage Loan/Banker		9,674
Finance-Other Services — 0.2%		
Asset Acceptance Capital*	280	4,956
GFI Group*	10	725
Nasdaq Stock Market*	90	2,674
Total Finance-Other Services		8,355
Financial Guarantee Insurance — 0.1%		
AMBAC Financial Group	30	2,616
MGIC Investment	70	3,980
Total Financial Guarantee Insurance		6,596
Food-Dairy Products — 0.1%		
Dean Foods	100	3,187
Wimm-Bill-Dann Foods ADR	42	4,368
Total Food-Dairy Products		7,555
Food-Meat Products — 0.2%		
Tyson Foods, Cl A	390	8,986
Total Food-Meat Products		8,986
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	119	4,194
Sara Lee	500	8,700
SunOpta*	45	502
Total Food-Miscellaneous/Diversified		13,396
Food-Retail — 0.0%		
X 5 Retail Group GDR*	55	1,612
Total Food-Retail		1,612
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	70	1,861
Total Food-Wholesale/Distribution		1,861
Gambling (Non-Hotel) — 0.1%		
Pinnacle Entertainment*	118	3,322
Total Gambling (Non-Hotel)		3,322
Gas-Distribution — 0.0%		
WGL Holdings	30	979
Total Gas-Distribution		979
Golf — 0.0%		
Callaway Golf	40	712
Total Golf		712

Description	Shares	Value
Hazardous Waste Disposal — 0.1%		
Stericycle*	80	$ 3,557
Total Hazardous Waste Disposal		3,557
Health Care Cost Containment — 0.2%		
Hooper Holmes*	90	301
McKesson	179	10,676
Total Health Care Cost Containment		10,977
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	100	5,197
Total Hospital Beds/Equipment		5,197
Hotels & Motels — 0.1%		
Intercontinental Hotels Group ADR	15	372
Lodgian*	80	1,202
Marriott International, Cl A	65	2,811
Starwood Hotels & Resorts Worldwide	12	805
Wyndham Worldwide*	40	1,450
Total Hotels & Motels		6,640
Human Resources — 0.5%		
Hewitt Associates, Cl A*	300	9,600
Hudson Highland Group*	70	1,497
Kenexa*	25	943
Manpower	100	9,224
Monster Worldwide*	65	2,672
Total Human Resources		23,936
Import/Export — 0.0%		
Castle Brands*	60	336
Total Import/Export		336
Independent Power Producer — 0.0%		
Mirant*	10	427
Reliant Energy*	30	808
Total Independent Power Producer		1,235
Industrial Audio & Video Products — 0.0%		
SRS Labs*	78	761
Total Industrial Audio & Video Products		761
Industrial Automation/Robot — 0.0%		
Cognex	50	1,126
Total Industrial Automation/Robot		1,126
Industrial Gases — 0.4%		
Air Products & Chemicals	10	804
Praxair	305	21,957
Total Industrial Gases		22,761
Instruments-Scientific — 0.2%		
PerkinElmer	350	9,121
Total Instruments-Scientific		9,121

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Insurance Brokers — 0.1%		
Marsh & McLennan	160	$ 4,941
Total Insurance Brokers		4,941
Internet Application Software — 0.1%		
CryptoLogic	30	732
DealerTrack Holdings*	80	2,947
Vocus*	20	502
Total Internet Application Software		4,181
Internet Financial Services — 0.1%		
Authorize.Net Holdings*	70	1,252
Online Resources*	115	1,263
Total Internet Financial Services		2,515
Internet Infrastructure Software — 0.1%		
Akamai Technologies*	35	1,702
F5 Networks*	30	2,418
Opsware*	117	1,113
Total Internet Infrastructure Software		5,233
Internet Security — 0.1%		
Checkfree*	40	1,608
Ipass*	80	434
Symantec*	210	4,242
Total Internet Security		6,284
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	30	3,863
Franklin Resources	65	8,611
Legg Mason	30	2,951
Total Investment Management/Advisory Services		15,425
Lasers-Systems/Components — 0.0%		
Electro Scientific Industries*	110	2,288
Total Lasers-Systems/Components		2,288
Life/Health Insurance — 0.2%		
Cigna	150	7,833
Total Life/Health Insurance		7,833
Linen Supply & Related Items — 0.0%		
Cintas	30	1,183
Total Linen Supply & Related Items		1,183
Machine Tools & Related Products — 0.2%		
Kennametal	100	8,203
Total Machine Tools & Related Products		8,203
Machinery-Construction & Mining — 0.4%		
Caterpillar	180	14,094
Terex*	100	8,130
Total Machinery-Construction & Mining		22,224
Machinery-General Industry — 0.1%		
Manitowoc	45	3,617
Wabtec	90	3,288
Total Machinery-General Industry		6,905

Description	Shares	Value
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	20	$ 775
Total Machinery-Print Trade		775
Medical Imaging Systems — 0.0%		
IRIS International*	34	573
Vital Images*	21	570
Total Medical Imaging Systems		1,143
Medical Information Systems — 0.3%		
Cerner*	235	13,035
IMS Health	50	1,607
Total Medical Information Systems		14,642
Medical Instruments — 0.5%		
Abaxis*	36	751
Cambridge Heart*	100	433
Conceptus*	120	2,324
Medtronic	310	16,077
Micrus Endovascular*	39	959
Natus Medical*	140	2,229
St. Jude Medical*	30	1,245
Symmetry Medical*	140	2,241
Total Medical Instruments		26,259
Medical Labs & Testing Services — 0.2%		
Covance*	25	1,714
Laboratory Corp of America Holdings*	100	7,826
Total Medical Labs & Testing Services		9,540
Medical Products — 0.3%		
Baxter International	144	8,113
Henry Schein*	90	4,809
Orthofix International*	30	1,349
Syneron Medical*	40	998
Total Medical Products		15,269
Medical-Biomedical/Genetic — 0.6%		
Barrier Therapeutics*	50	325
Cambrex	50	664
Celgene*	60	3,440
Genzyme*	250	16,100
Invitrogen*	30	2,212
Keryx Biopharmaceuticals*	90	879
Lifecell*	60	1,832
Martek Biosciences*	70	1,818
Orchid Cellmark*	60	278
PDL BioPharma*	85	1,981
Total Medical-Biomedical/Genetic		29,529
Medical-Drugs — 1.7%		
Angiotech Pharmaceuticals*	610	4,337
Aspreva Pharmaceuticals*	70	1,211
Axcan Pharma*	110	2,126
Bristol-Myers Squibb	275	8,679
Cephalon*	140	11,255
Indevus Pharmaceuticals*	120	808
Medicis Pharmaceutical, Cl A	25	763
Pfizer	1,061	27,130
Santarus*	176	910
Schering-Plough	665	20,243

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Medical-Drugs - continued		
Valeant Pharmaceuticals International	100	$ 1,669
Wyeth	207	11,869
Total Medical-Drugs		91,000
Medical-Generic Drugs — 0.0%		
Perrigo	80	1,566
Total Medical-Generic Drugs		1,566
Medical-HMO — 0.4%		
Humana*	33	2,010
UnitedHealth Group	137	7,006
WellPoint*	133	10,618
Total Medical-HMO		19,634
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	100	6,150
Total Medical-Hospitals		6,150
Medical-Nursing Homes — 0.0%		
Skilled Healthcare Group, Cl A*	50	776
Total Medical-Nursing Homes		776
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	60	2,391
Radiation Therapy Services*	56	1,475
Total Medical-Outpatient/Home Medical		3,866
Medical-Wholesale Drug Distributors — 0.4%		
AmerisourceBergen	150	7,421
Cardinal Health	161	11,373
Total Medical-Wholesale Drug Distributors		18,794
Metal Processors & Fabricators — 0.4%		
Commercial Metals	200	6,754
Haynes International*	10	844
Ladish*	40	1,720
Precision Castparts	40	4,855
Sterlite Industries India ADR*	470	6,895
Trimas*	150	1,812
Total Metal Processors & Fabricators		22,880
Metal-Aluminum — 0.0%		
Alcoa	50	2,027
Total Metal-Aluminum		2,027
Motion Pictures & Services — 0.0%		
Macrovision*	40	1,202
Total Motion Pictures & Services		1,202
Multi-Line Insurance — 1.2%		
Allstate	127	7,812
American International Group	124	8,684
Cincinnati Financial	200	8,680
Hartford Financial Services Group	63	6,206
Loews	217	11,062
MetLife	158	10,188

Description	Shares	Value
Multi-Line Insurance - continued		
XL Capital, Cl A	134	$ 11,295
Total Multi-Line Insurance		63,927
Multimedia — 0.0%		
Entravision Communications, Cl A*	70	730
Gemstar-TV Guide International*	270	1,328
Total Multimedia		2,058
Networking Products — 0.4%		
Atheros Communications*	35	1,079
Cisco Systems*	580	16,153
Foundry Networks*	30	500
Starent Networks*	11	162
Switch and Data Facilities*	76	1,458
Total Networking Products		19,352
Non-Ferrous Metals — 0.3%		
Cameco	285	14,461
USEC*	20	439
Total Non-Ferrous Metals		14,900
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	590	7,941
Waste Management	90	3,515
Total Non-Hazardous Waste Disposal		11,456
Office Automation & Equipment — 0.0%		
Pitney Bowes	40	1,873
Total Office Automation & Equipment		1,873
Office Supplies & Forms — 0.1%		
Avery Dennison	100	6,648
Total Office Supplies & Forms		6,648
Oil & Gas Drilling — 0.2%		
Diamond Offshore Drilling	30	3,047
Patterson-UTI Energy	95	2,490
Pride International*	40	1,498
Rowan	20	820
Total Oil & Gas Drilling		7,855
Oil Companies-Exploration & Production — 1.2%		
Arena Resources*	20	1,162
ATP Oil & Gas*	30	1,459
CNOOC ADR	74	8,413
Denbury Resources*	45	1,687
EnCana	90	5,530
Harvest Natural Resources*	130	1,548
Mariner Energy*	10	243
Murphy Oil	30	1,783
Newfield Exploration*	100	4,555
NovaTek GDR	70	3,613
Occidental Petroleum	195	11,287
Parallel Petroleum*	50	1,095
Southwestern Energy*	390	17,355
Stone Energy*	60	2,056

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio

June 30, 2007 (Unaudited)

Description	Shares	Value
Oil Companies-Exploration & Production - continued		
Ultra Petroleum*	40	$ 2,210
Total Oil Companies-Exploration & Production		63,996
Oil Companies-Integrated — 1.0%		
BP ADR	48	3,463
Chevron	39	3,285
ConocoPhillips	142	11,147
Exxon Mobil	167	14,008
Hess	100	5,896
LUKOIL ADR	25	1,918
Marathon Oil	164	9,834
Petroleo Brasileiro ADR	60	7,276
Total Oil Companies-Integrated		56,827
Oil Field Machinery & Equipment — 0.2%		
Dresser-Rand Group*	70	2,765
Grant Prideco*	55	2,961
National Oilwell Varco*	45	4,691
T-3 Energy Services*	25	836
Total Oil Field Machinery & Equipment		11,253
Oil Refining & Marketing — 0.1%		
Tesoro	100	5,715
Valero Energy	6	443
Total Oil Refining & Marketing		6,158
Oil-Field Services — 0.6%		
Hanover Compressor*	70	1,670
Helix Energy Solutions*	170	6,785
Key Energy Services*	110	2,038
Schlumberger	225	19,111
W-H Energy Services*	40	2,476
Total Oil-Field Services		32,080
Paper & Related Products — 0.3%		
Abitibi-Consolidated*	1,640	4,822
Bowater	70	1,746
Domtar*	500	5,580
MeadWestvaco	60	2,119
Neenah Paper	30	1,238
Smurfit-Stone Container*	80	1,065
Total Paper & Related Products		16,570
Pharmacy Services — 0.1%		
Medco Health Solutions*	70	5,459
Omnicare	50	1,803
Total Pharmacy Services		7,262
Physical Practice Management — 0.2%		
Pediatrix Medical Group*	150	8,272
Total Physical Practice Management		8,272
Physical Therapy/Rehabilitation Centers — 0.0%		
Psychiatric Solutions*	60	2,176
Total Physical Therapy/Rehabilitation Centers		2,176
Pipelines — 0.3%		
El Paso	440	7,581
Questar	100	5,285

Description	Shares	Value
Pipelines - continued		
Spectra Energy	188	$ 4,881
Total Pipelines		17,747
Platinum — 0.0%		
Stillwater Mining*	60	661
Total Platinum		661
Printing-Commercial — 0.2%		
RR Donnelley & Sons	278	12,096
Total Printing-Commercial		12,096
Property/Casualty Insurance — 0.5%		
Arch Capital Group*	100	7,254
Safeco	150	9,339
Travelers	75	4,012
WR Berkley	200	6,508
Total Property/Casualty Insurance		27,113
Publishing-Books — 0.0%		
Scholastic*	10	359
Total Publishing-Books		359
Publishing-Newspapers — 0.1%		
Gannett	64	3,517
Total Publishing-Newspapers		3,517
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	170	1,926
Total Publishing-Periodicals		1,926
Radio — 0.1%		
Radio One, Cl D*	230	1,624
XM Satellite Radio Holdings, Cl A*	70	824
Total Radio		2,448
Real Estate Management/Services — 0.1%		
CB Richard Ellis Group, Cl A*	175	6,387
Total Real Estate Management/Services		6,387
Real Estate Operation/Development — 0.0%		
Brookfield Properties	62	1,507
Total Real Estate Operation/Development		1,507
Reinsurance — 0.8%		
Allied World Assurance Holdings	30	1,538
Aspen Insurance Holdings	160	4,491
Axis Capital Holdings	20	813
Berkshire Hathaway, Cl B*	2	7,210
Endurance Specialty Holdings	50	2,002
Everest Re Group	16	1,738
Montpelier Re Holdings	220	4,079
PartnerRe	100	7,750
Platinum Underwriters Holdings	60	2,085
RenaissanceRe Holdings	150	9,298
Total Reinsurance		41,004

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
REITs-Apartments — 0.2%		
Archstone-Smith Trust	39	$ 2,305
AvalonBay Communities	23	2,734
BRE Properties	19	1,127
Camden Property Trust	22	1,473
Equity Residential	28	1,278
GMH Communities Trust	44	426
UDR	42	1,105
Total REITs-Apartments		10,448
REITs-Diversified — 0.3%		
Colonial Properties Trust	20	729
Digital Realty Trust	17	640
Plum Creek Timber	200	8,332
PS Business Parks	10	634
Vornado Realty Trust	30	3,295
Total REITs-Diversified		13,630
REITs-Hotels — 0.1%		
Ashford Hospitality Trust	90	1,058
DiamondRock Hospitality	43	820
Host Hotels & Resorts	139	3,214
LaSalle Hotel Properties	16	695
Total REITs-Hotels		5,787
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	11	574
Total REITs-Manufactured Homes		574
REITs-Office Property — 0.3%		
Alexandria Real Estate Equities	10	968
American Financial Realty Trust	130	1,342
BioMed Realty Trust	13	327
Boston Properties	73	7,455
Corporate Office Properties Trust	32	1,312
Kilroy Realty	1	71
SL Green Realty	15	1,858
Total REITs-Office Property		13,333
REITs-Regional Malls — 0.2%		
General Growth Properties	44	2,330
Simon Property Group	54	5,024
Taubman Centers	25	1,240
Total REITs-Regional Malls		8,594
REITs-Shopping Centers — 0.1%		
Acadia Realty Trust	6	156
Developers Diversified Realty	15	790
Federal Realty Investment Trust	16	1,236
Kimco Realty	43	1,637
Kite Realty Group Trust	28	533
Regency Centers	24	1,692
Tanger Factory Outlet Centers	13	487
Total REITs-Shopping Centers		6,531
REITs-Storage — 0.0%		
Public Storage	31	2,381
Total REITs-Storage		2,381

Description	Shares	Value
REITs-Warehouse/Industrial — 0.1%		
AMB Property	28	$ 1,490
Prologis	44	2,504
Total REITs-Warehouse/Industrial		3,994
Rental Auto/Equipment — 0.1%		
Avis Budget Group*	10	284
H&E Equipment Services*	50	1,387
RSC Holdings*	90	1,800
Total Rental Auto/Equipment		3,471
Retail-Apparel/Shoe — 0.5%		
Abercrombie & Fitch, Cl A	145	10,582
Aeropostale*	100	4,168
Footstar	140	588
Kenneth Cole Productions, Cl A	60	1,482
Men's Wearhouse	150	7,660
Syms*	30	592
Total Retail-Apparel/Shoe		25,072
Retail-Automobile — 0.0%		
Group 1 Automotive	40	1,614
Total Retail-Automobile		1,614
Retail-Building Products — 0.3%		
Home Depot	70	2,754
Lowe's	340	10,435
Total Retail-Building Products		13,189
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	140	5,474
Total Retail-Computer Equipment		5,474
Retail-Discount — 0.0%		
Citi Trends*	35	1,329
Total Retail-Discount		1,329
Retail-Drug Store — 0.6%		
CVS Caremark	548	19,975
Rite Aid*	1,400	8,932
Walgreen	110	4,789
Total Retail-Drug Store		33,696
Retail-Major Department Store — 0.2%		
JC Penney	143	10,350
Total Retail-Major Department Store		10,350
Retail-Office Supplies — 0.2%		
Office Depot*	284	8,605
Total Retail-Office Supplies		8,605
Retail-Pet Food & Supplies — 0.1%		
PetSmart	100	3,245
Total Retail-Pet Food & Supplies		3,245
Retail-Propane Distribution — 0.1%		
Star Gas Partners LP*	860	3,836
Total Retail-Propane Distribution		3,836

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	200	$ 7,186
Total Retail-Regional Department Store		7,186
Retail-Restaurants — 0.2%		
BJ's Restaurants*	30	592
Cheesecake Factory*	40	981
Panera Bread, Cl A*	35	1,612
Starbucks*	315	8,266
Total Retail-Restaurants		11,451
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	30	1,745
Hibbet Sports*	31	849
Zumiez*	23	869
Total Retail-Sporting Goods		3,463
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	140	603
Total Retail-Video Rental		603
Retirement/Aged Care — 0.0%		
Sunrise Senior Living*	10	400
Total Retirement/Aged Care		400
S&L/Thrifts-Eastern US — 0.0%		
Brookline Bancorp	120	1,381
Total S&L/Thrifts-Eastern US		1,381
S&L/Thrifts-Western US — 0.2%		
Washington Federal	375	9,116
Washington Mutual	70	2,985
Total S&L/Thrifts-Western US		12,101
Schools — 0.2%		
Capella Education*	30	1,381
ITT Educational Services*	30	3,522
Learning Tree International*	150	1,965
Strayer Education	13	1,712
Total Schools		8,580
Semiconductor Components-Integrated Circuits — 0.5%		
ChipMOS TECHNOLOGIES*	40	288
Cypress Semiconductor*	20	466
Maxim Integrated Products	520	17,373
Taiwan Semiconductor Manufacturing ADR	804	8,948
Total Semiconductor Components-Integrated Circuits		27,075
Semiconductor Equipment — 0.1%		
Brooks Automation*	60	1,089
Cabot Microelectronics*	20	710
Tessera Technologies*	51	2,068
Ultratech*	90	1,200
Total Semiconductor Equipment		5,067

Description	Shares	Value
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	90	$ 887
Total Specified Purpose Acquisition		887
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	40	682
TMK GDR	130	4,744
Total Steel Pipe & Tube		5,426
Steel-Producers — 0.1%		
Nucor	100	5,865
Total Steel-Producers		5,865
Steel-Specialty — 0.4%		
Allegheny Technologies	211	22,130
Total Steel-Specialty		22,130
Super-Regional Banks-US — 0.6%		
Bank of America	201	9,827
Capital One Financial	166	13,021
Wells Fargo	176	6,190
Total Super-Regional Banks-US		29,038
Telecommunications Equipment — 0.1%		
CommScope*	15	875
OpNext*	52	689
Plantronics	110	2,884
Tollgrade Communications*	120	1,266
Total Telecommunications Equipment		5,714
Telecommunications Services — 0.5%		
Amdocs*	200	7,964
Cbeyond*	26	1,001
Embarq	100	6,337
Mastec*	130	2,057
Orbcomm*	73	1,198
RCN*	90	1,691
Time Warner Telecom, Cl A*	235	4,723
Total Telecommunications Services		24,971
Telephone-Integrated — 0.7%		
AT&T	497	20,626
IDT, Cl B	120	1,238
Level 3 Communications*	250	1,463
Verizon Communications	272	11,198
Total Telephone-Integrated		34,525
Television — 0.0%		
Sinclair Broadcast Group, Cl A	60	853
Total Television		853
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	50	5,039
Total Textile-Home Furnishings		5,039
Therapeutics — 0.4%		
Gilead Sciences*	440	17,059
Medicines*	130	2,291
Theravance*	40	1,280

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Therapeutics - continued		
Warner Chilcott, Cl A*	70	$ 1,266
Total Therapeutics		21,896
Tobacco — 0.6%		
Altria Group	202	14,168
Imperial Tobacco Group ADR	137	12,636
UST	107	5,747
Total Tobacco		32,551
Tools-Hand Held — 0.1%		
Stanley Works	126	7,648
Total Tools-Hand Held		7,648
Transactional Software — 0.1%		
Innerworkings*	110	1,762
VeriFone Holdings*	30	1,058
Total Transactional Software		2,820
Transport-Air Freight — 0.0%		
ABX Air*	120	967
Total Transport-Air Freight		967
Transport-Equipment & Leasing — 0.1%		
GATX	40	1,970
Genesis Lease ADR	70	1,918
Greenbrier	20	604
Total Transport-Equipment & Leasing		4,492
Transport-Marine — 0.1%		
Overseas Shipholding Group	50	4,070
Total Transport-Marine		4,070
Transport-Rail — 0.3%		
Burlington Northern Santa Fe	78	6,641
Canadian Pacific Railway	100	6,882
CSX	100	4,508
Total Transport-Rail		18,031
Transport-Services — 0.1%		
FedEx	17	1,887
UTi Worldwide	85	2,277
Total Transport-Services		4,164
Veterinary Diagnostics — 0.0%		
VCA Antech*	45	1,696
Total Veterinary Diagnostics		1,696
Vitamins & Nutrition Products — 0.1%		
Herbalife*	105	4,163
Total Vitamins & Nutrition Products		4,163
Web Hosting/Design — 0.1%		
Equinix*	41	3,750
Total Web Hosting/Design		3,750

Description	Shares	Value
Web Portals/ISP — 0.5%		
Google, Cl A*	47	$ 24,599
Total Web Portals/ISP		24,599
Wireless Equipment — 0.8%		
American Tower, Cl A*	600	25,200
Nokia ADR	232	6,522
Novatel Wireless*	45	1,171
Qualcomm	260	11,281
Total Wireless Equipment		44,174
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	25	443
Total Wound, Burn & Skin Care		443
Total Common Stock		
(Cost $2,285,194)		2,473,188
FOREIGN COMMON STOCK — 13.9%		
Australia — 1.2%		
BHP Billiton	987	29,489
Leighton Holdings	736	25,651
Qantas Airways	1,974	9,365
Tattersall's	90	358
Total Australia		64,863
Austria — 0.1%		
OMV	43	2,868
Total Austria		2,868
Canada — 0.5%		
Manulife Financial	300	11,221
Methanex	700	17,377
Total Canada		28,598
Denmark — 0.5%		
D/S Norden	158	10,179
Danske Bank	400	16,358
Total Denmark		26,537
France — 0.7%		
BNP Paribas	204	24,229
Camaieu*	40	15,088
Total France		39,317
Germany — 1.6%		
Allianz SE	112	26,265
Deutsche Bank	158	22,995
Siemens	122	17,554
ThyssenKrupp	328	19,534
Total Germany		86,348
Hong Kong — 0.1%		
China Mobile	500	5,380
Total Hong Kong		5,380
Indonesia — 0.3%		
Bank Rakyat Indonesia	17,000	10,833

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Indonesia - continued		
PT Astra International	1,500	$ 2,816
Total Indonesia		13,649
Italy — 0.5%		
Fiat	834	24,769
Total Italy		24,769
Japan — 2.2%		
All Nippon Airways	1,000	3,804
Daiichikosho	900	9,774
Hudson Soft*	500	5,984
Kobayashi Pharmaceutical	100	3,335
Leopalace21	100	3,417
Nippon Mining Holdings	1,500	14,349
Nippon Steel	3,000	21,103
Pacific Management	2	3,692
Sumco	500	25,052
Sumitomo Pipe & Tube	1,000	7,678
Toyota Motor	300	18,919
Total Japan		117,107
Malaysia — 0.2%		
Genting	2,400	5,747
SP Setia	900	2,260
WCT Engineering	1,300	3,000
Total Malaysia		11,007
Netherlands — 0.7%		
Royal Dutch Shell, Cl A	864	35,159
Total Netherlands		35,159
New Zealand — 0.4%		
Telecom Corp of New Zealand	5,377	18,856
Total New Zealand		18,856
Norway — 0.4%		
Tandberg	985	21,981
Total Norway		21,981
Philippines — 0.2%		
Ayala	516	6,095
Union Bank of Philippines	2,200	2,957
Total Philippines		9,052
Russia — 0.2%		
Pharmstandard*	40	2,420
Sberbank	1	3,864
Unified Energy System	2,250	3,027
Total Russia		9,311
Singapore — 0.2%		
Jardine Cycle & Carriage	1,000	10,273
Total Singapore		10,273
South Africa — 0.2%		
Anglo Platinum	19	3,131
MTN Group	420	5,729

Description	Shares/Face Amount	Value
South Africa - continued		
Truworths International	500	$ 2,582
Total South Africa		11,442
Spain — 0.8%		
Banco Bilbao Vizcava Argentaria	884	21,616
Banco Santander Central Hispano	1,258	23,122
Total Spain		44,738
Sweden — 0.9%		
Beijer Alma	1,000	16,414
Skandinaviska Enskilda Banken, Cl A	600	19,322
Svenska Handelsbanken, Cl A	400	11,188
Total Sweden		46,924
Switzerland — 0.4%		
Zurich Financial Services	74	22,876
Total Switzerland		22,876
United Kingdom — 1.6%		
AstraZeneca	399	21,381
BHP Billiton	40	1,111
BT Group	3,415	22,726
Chaucer Holdings	101	195
Eurocastle Investment	6	277
Game Group	1,432	4,784
Petrofac	124	1,109
Reckitt Benckiser	388	21,239
Royal Bank of Scotland Group	1,062	13,437
Total United Kingdom		86,259
Total Foreign Common Stock		
(Cost $684,073)		737,314
WARRANTS — 0.3%		
Bharat Heavy Electricals 144A, Expires 05/12/08*	100	3,781
Grasim Industries 144A, Expires 05/22/09*	30	1,952
IVRCL Infrastructures & Projects 144A, Expires 11/17/08*	400	3,527
Nicholas Piramal India 144A, Expires 10/26/09*	600	4,421
Total Warrants		
(Cost $12,661)		13,681
U.S. TREASURY OBLIGATIONS — 13.8%		
U.S. Treasury Bonds 4.500%, 02/15/36	$ 35,000	31,692
U.S. Treasury Notes 4.875%, 08/15/09	75,000	74,947
4.875%, 07/31/11	290,000	289,592
4.750%, 05/31/12	80,000	79,375

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Face Amount	Value
U.S. TREASURY OBLIGATIONS - continued		
4.625%, 11/15/09	$ 135,000	$ 134,177
4.625%, 02/15/17	60,000	58,106
4.500%, 05/15/17	65,000	62,319
Total U.S. Treasury Obligations		
(Cost $738,397)		730,208
U.S. GOVERNMENT AGENCY OBLIGATIONS — 9.8%		
Federal National Mortgage Association		
6.000%, 01/01/37	129,731	128,416
5.500%, 01/01/37	273,229	263,654
5.000%, 05/01/37	138,837	130,089
Total U.S. Government Agency Obligations		
(Cost $535,862)		522,159
FOREIGN BOND — 4.7%		
Deutschland Republic (EUR)		
4.500%, 01/04/13	186,000	251,013
Total Foreign Bond		
(Cost $248,745)		251,013
CORPORATE BONDS — 3.5%		
Ahern Rentals		
9.250%, 08/15/13	$ 15,000	15,187
Aramark 144A (A)		
8.856%, 02/01/15	4,000	4,060
Belden CDT 144A		
7.000%, 03/15/17	3,000	2,955
Cascades		
7.250%, 02/15/13	8,000	7,780
Coleman Cable 144A		
9.875%, 10/01/12	5,000	5,225
Deluxe, Ser B		
3.500%, 10/01/07	8,000	7,920
Denbury Resources		
7.500%, 04/01/13	6,000	6,000
Echostar DBS		
6.625%, 10/01/14	8,000	7,640
Ford Motor Credit		
7.375%, 10/28/09	8,000	7,941
General Motors Acceptance		
7.000%, 02/01/12	8,000	7,846
Gregg Appliances		
9.000%, 02/01/13	4,000	4,260
Hilton Hotels		
7.500%, 12/15/17	7,000	7,009
Kansas City Southern		
9.500%, 10/01/08	4,000	4,140
Landry's Restaurants, Ser B		
7.500%, 12/15/14	7,000	6,790
Mastec 144A		
7.625%, 02/01/17	4,000	4,010
Neenah Paper		
7.375%, 11/15/14	5,000	4,950
Neff 144A		
10.000%, 06/01/15	3,000	2,993
Norampac		
6.750%, 06/01/13	8,000	7,630

Description	Face Amount/Shares	Value
CORPORATE BONDS - continued		
PepsiCo		
5.150%, 05/15/12	$ 5,000	$ 4,939
Qwest		
8.875%, 03/15/12	8,000	8,620
R.H. Donelley, Ser A-3		
8.875%, 01/15/16	4,000	4,160
Residential Capital 144A (A)		
7.187%, 04/17/09	5,000	4,978
Rogers Communications		
8.000%, 12/15/12	8,000	8,512
Saint Acquisition 144A		
13.107%, 05/15/15 (A)	3,000	2,828
12.500%, 05/15/17	1,000	945
Stater Brothers Holdings, 144A		
7.750%, 04/15/15	7,000	7,017
Tesoro 144A		
6.500%, 06/01/17	6,000	5,865
True Temper Sports		
8.375%, 09/15/11	4,000	3,500
TuranAlem Finance 144A		
8.250%, 01/22/37	5,000	4,813
Uno Restaurant 144A		
10.000%, 02/15/11	1,000	870
Valassis Communications 144A		
8.250%, 03/01/15	6,000	5,850
Weatherford International 144A		
5.950%, 06/15/12	5,000	5,042
Xerox Capital Trust I		
8.000%, 02/01/27	5,000	5,133
Total Corporate Bonds		
(Cost $189,889)		187,408
INVESTMENT COMPANIES — 3.1%		
Index Fund – Growth - Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	50	4,289
Total Index Fund - Growth-Small Cap		4,289
Index Fund – Value - Small Cap — 3.0%		
iShares S&P Small Cap 600 Value Income Index	2,000	158,800
Total Index Fund - Value - Small Cap		158,800
Total Investment Companies		
(Cost $156,250)		163,089
MONEY MARKET FUND — 3.9%		
Evergreen Select Money Market Fund, Institutional Class, 5.210% (B)	208,910	208,910
Total Money Market Fund		
(Cost $208,910)		208,910

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
June 30, 2007 (Unaudited)

Description	Value
Total Investments — 99.5% (Cost $5,059,981)	$ 5,286,970
Other Assets and Liabilities, Net — 0.5%	26,411
Net Assets — 100.0%	$ 5,313,381

* Non-income producing security.
(A) - Variable rate security — the rate reported represents the rate as of June 30, 2007.
(B) - The rate reported is the 7-day effective yield as of June 30, 2007.
144A - Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to institutional buyers. On June 30, 2007, the value of these securities amounted to $77,956, representing 1.47% of the net assets of the Portfolio.

ADR — American Depositary Receipt
CI — Class
DBS — Direct Broadcast Satellite
EUR — Euro
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
LP — Limited Partnership
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series

As of June 30, 2007, the Portfolio had the following forward foreign currency contract outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Depreciation	
9/12/2007	EUR	(185,139)	USD	249,206	$	(1,973)
				TOTAL	$	(1,973)

EUR — Euro
USD — U.S. Dollar

The accompanying notes are an integral part of the financial statements.

PORTFOLIO SUMMARY
OLD MUTUAL VA ASSET ALLOCATION MODERATE GROWTH PORTFOLIO
JUNE 30, 2007 (Unaudited)

Top Ten Holdings as of June 30, 2007*

iShares S&P Small Cap 600 Value Income Index	3.8%
Deutschland Republic (EUR) 4.500%, 01/04/13	2.8%
U.S. Treasury Note 4.875%, 07/31/11	2.7%
Federal National Mortgage Association 5.500%, 01/01/37	2.6%
Federal National Mortgage Association 5.000%, 05/01/37	1.3%
Federal National Mortgage Association 6.000%, 01/01/37	1.3%
U.S. Treasury Note 4.625%, 11/15/09	1.2%
Royal Dutch Shell, Cl A	0.9%
U.S. Treasury Note 4.875%, 08/15/09	0.8%
U.S. Treasury Note 4.750%, 05/31/12	0.8%
As a % of Total Portfolio Investments	18.2%

*Excludes short-term money market fund.



Sector Weightings as of June 30, 2007 - % of Total Portfolio Investments

Foreign Bond 3%
Money Market Fund 2%
Warrants 0%
Investments Companies 4%
U.S. Government Agency Obligations 5%
Corporate Bonds 0%
U.S. Treasury Obligations 7%
Common Stock 59%
Foreign Common Stock 20%

27.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio

June 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 58.3%		
Advertising Sales — 0.1%		
Focus Media Holding ADR*	110	$ 5,555
Total Advertising Sales		5,555
Aerospace/Defense — 1.4%		
Aerovironment*	110	2,267
Boeing	332	31,925
General Dynamics	215	16,818
Rockwell Collins	275	19,426
Teledyne Technologies*	60	2,757
Total Aerospace/Defense		73,193
Aerospace/Defense-Equipment — 0.4%		
Alliant Techsystems*	100	9,915
B/E Aerospace*	130	5,369
DRS Technologies	59	3,379
Goodrich	30	1,787
Total Aerospace/Defense-Equipment		20,450
Agricultural Chemicals — 0.5%		
Agrium	150	6,562
Monsanto	335	22,626
Total Agricultural Chemicals		29,188
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	129	4,269
Tejon Ranch*	50	2,210
Total Agricultural Operations		6,479
Airlines — 0.2%		
AMR*	200	5,270
Delta Airlines*	40	788
UAL*	40	1,624
US Airways Group*	30	908
Total Airlines		8,590
Applications Software — 0.7%		
Citrix Systems*	60	2,020
Intuit*	50	1,504
Microsoft	580	17,093
Nuance Communications*	65	1,087
Red Hat*	75	1,671
Satyam Computer Services ADR	450	11,142
Visual Sciences*	50	774
Total Applications Software		35,291
Audio/Video Products — 0.0%		
DTS*	30	653
Total Audio/Video Products		653
Auto-Cars/Light Trucks — 0.3%		
Ford Motor	871	8,205
General Motors	144	5,443
Total Auto-Cars/Light Trucks		13,648
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	60	$ 1,079
Total Auto/Truck Parts & Equipment-Original		1,079
Batteries/Battery Systems — 0.0%		
Energy Conversion Devices*	55	1,695
Total Batteries/Battery Systems		1,695
Beverages-Non-Alcoholic — 0.2%		
Coca-Cola	120	6,277
Coca-Cola Bottling	40	2,012
Total Beverages-Non-Alcoholic		8,289
Brewery — 0.5%		
Cia Cervecerias Unidas ADR	300	11,061
Molson Coors Brewing, Cl B	150	13,869
Total Brewery		24,930
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	3	113
Total Broadcast Services/Programming		113
Building & Construction-Miscellaneous — 0.0%		
Orascom Construction Industries GDR	10	1,321
Total Building & Construction-Miscellaneous		1,321
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	25	4,051
Total Building Products-Cement/Aggregate		4,051
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	100	7,854
Total Building Products-Light Fixtures		7,854
Building-Heavy Construction — 0.1%		
Washington Group International*	50	4,001
Total Building-Heavy Construction		4,001
Building-Mobile Home/Manufactured Housing — 0.0%		
Williams Scotsman International*	50	1,191
Total Building-Mobile Home/Manufactured Housing		1,191
Building-Residential/Commercial — 0.0%		
DR Horton	45	897
Lennar, Cl A	20	731
Total Building-Residential/Commercial		1,628
Cable TV — 0.3%		
Comcast, Cl A*	265	7,410
Directv Group*	403	9,313
Total Cable TV		16,723
Casino Hotels — 0.3%		
Harrah's Entertainment	1	85

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Casino Hotels - continued		
MGM Mirage*	195	$ 16,084
Total Casino Hotels		16,169
Casino Services — 0.3%		
International Game Technology	375	14,887
Total Casino Services		14,887
Cellular Telecommunications — 1.2%		
Alltel	3	203
America Movil, Ser L ADR	200	12,386
MetroPCS Communications*	290	9,581
NII Holdings*	500	40,370
Total Cellular Telecommunications		62,540
Chemicals-Diversified — 0.3%		
E.I. du Pont de Nemours	269	13,676
Lyondell Chemical	40	1,485
Olin	60	1,260
Total Chemicals-Diversified		16,421
Chemicals-Specialty — 0.3%		
Hercules*	229	4,500
Lubrizol	200	12,910
Total Chemicals-Specialty		17,410
Circuit Boards — 0.0%		
Park Electrochemical	10	282
Total Circuit Boards		282
Coal — 0.2%		
Alpha Natural Resources*	100	2,079
Arch Coal	30	1,044
Consol Energy	100	4,611
Massey Energy	90	2,398
Peabody Energy	55	2,661
Total Coal		12,793
Commercial Banks Non-US — 0.4%		
Banco Bradesco ADR	210	5,063
Banco Itau Holding Financeira ADR	140	6,222
Kookmin Bank ADR	70	6,140
VTB Bank GDR*	50	549
VTB Bank GDR 144A*	100	1,098
Total Commercial Banks Non-US		19,072
Commercial Banks-Central US — 0.1%		
Irwin Financial	220	3,293
Total Commercial Banks-Central US		3,293
Commercial Banks-Eastern US — 0.0%		
Signature Bank*	60	2,046
Total Commercial Banks-Eastern US		2,046

Description	Shares	Value
Commercial Banks-Southern US — 0.2%		
Colonial BancGroup	400	$ 9,988
Total Commercial Banks-Southern US		9,988
Commercial Banks-Western US — 0.1%		
Community Bancorp*	20	560
SVB Financial Group*	40	2,124
Total Commercial Banks-Western US		2,684
Commercial Services — 0.3%		
Alliance Data Systems*	20	1,546
Arbitron	60	3,092
ChoicePoint*	40	1,698
eTelecare Global Solutions ADR*	420	6,791
ExlService Holdings*	50	937
PHH*	100	3,121
Total Commercial Services		17,185
Commercial Services-Finance — 0.1%		
Wright Express*	80	2,742
Total Commercial Services-Finance		2,742
Communications Software — 0.1%		
Avid Technology*	100	3,535
DivX*	90	1,350
Total Communications Software		4,885
Computer Services — 0.1%		
Cognizant Technology Solutions, Cl A*	35	2,628
Electronic Data Systems	50	1,387
Perot Systems, Cl A*	160	2,726
Syntel	30	912
Total Computer Services		7,653
Computer Software — 0.1%		
Double-Take Software*	99	1,624
Omniture*	90	2,063
Total Computer Software		3,687
Computers — 1.6%		
Apple*	305	37,222
Dell*	110	3,140
Hewlett-Packard	643	28,691
International Business Machines	139	14,630
Research In Motion*	15	3,000
Sun Microsystems*	150	789
Total Computers		87,472
Computers-Integrated Systems — 0.2%		
Brocade Communications Systems*	700	5,474
NCI, Cl A*	150	2,516
Riverbed Technology*	15	657
Total Computers-Integrated Systems		8,647
Computers-Memory Devices — 0.3%		
EMC*	330	5,973

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Computers-Memory Devices – continued		
Network Appliance*	370	$ 10,804
Total Computers-Memory Devices		16,777
Computers-Peripheral Equipment — 0.1%		
Electronics for Imaging*	120	3,386
Total Computers-Peripheral Equipment		3,386
Consulting Services — 0.2%		
Advisory Board*	30	1,667
FTI Consulting*	34	1,293
Huron Consulting Group*	20	1,460
LECG*	150	2,266
MAXIMUS	70	3,037
Total Consulting Services		9,723
Consumer Products-Miscellaneous — 0.0%		
Kimberly-Clark	22	1,472
Total Consumer Products-Miscellaneous		1,472
Containers-Metal/Glass — 0.3%		
Owens-Illinois*	400	14,000
Total Containers-Metal/Glass		14,000
Containers-Paper/Plastic — 0.2%		
Sealed Air	300	9,306
Total Containers-Paper/Plastic		9,306
Cruise Lines — 0.2%		
Carnival	215	10,486
Total Cruise Lines		10,486
Data Processing/Management — 0.2%		
Acxiom	80	2,116
Automatic Data Processing	110	5,332
Commvault Systems*	85	1,468
Fair Isaac	30	1,203
First Data	7	229
Total Data Processing/Management		10,348
Dental Supplies & Equipment — 0.0%		
Patterson*	20	745
Total Dental Supplies & Equipment		745
Diagnostic Equipment — 0.0%		
Gen-Probe*	35	2,115
Total Diagnostic Equipment		2,115
Diagnostic Kits — 0.0%		
Quidel*	60	1,054
Total Diagnostic Kits		1,054
Dialysis Centers — 0.1%		
DaVita*	10	539
Dialysis Corp of America*	250	2,587
Total Dialysis Centers		3,126

Description	Shares	Value
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	190	$ 2,151
Total Direct Marketing		2,151
Disposable Medical Products — 0.0%		
C.R. Bard	30	2,479
Total Disposable Medical Products		2,479
Distribution/Wholesale — 0.0%		
Bell Microproducts*	90	587
Fastenal	40	1,674
Total Distribution/Wholesale		2,261
Diversified Manufacturing Operations — 1.4%		
3M	146	12,671
Dover	170	8,695
General Electric	500	19,140
Honeywell International	195	10,975
Illinois Tool Works	236	12,789
Tyco International*	378	12,773
Total Diversified Manufacturing Operations		77,043
Diversified Minerals — 0.2%		
Cia Vale do Rio Doce ADR	300	13,365
Total Diversified Minerals		13,365
Diversified Operations — 0.0%		
Walter Industries	70	2,027
Total Diversified Operations		2,027
E-Commerce/Products — 0.0%		
Blue Nile*	15	906
Total E-Commerce/Products		906
E-Commerce/Services — 0.0%		
Expedia*	43	1,259
Total E-Commerce/Services		1,259
E-Services/Consulting — 0.1%		
GSI Commerce*	30	682
Perficient*	126	2,608
Total E-Services/Consulting		3,290
Educational Software — 0.0%		
Blackboard*	45	1,895
Total Educational Software		1,895
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	152	7,114
Total Electric Products-Miscellaneous		7,114
Electric-Integrated — 1.5%		
Alliant Energy	200	7,770
Centerpoint Energy	700	12,180
Dominion Resources	99	8,545
DTE Energy	250	12,055
Duke Energy	315	5,764
Edison International	106	5,949
Entergy	129	13,848

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio

June 30, 2007 (Unaudited)

Description	Shares	Value
Electric-Integrated - continued		
PPL	250	$ 11,697
TXU	6	404
Total Electric-Integrated		78,212
Electronic Components-Miscellaneous — 0.3%		
AU Optronics ADR	600	10,320
Celestica*	500	3,125
Flextronics International*	70	756
Total Electronic Components-Miscellaneous		14,201
Electronic Components-Semiconductors — 1.3%		
Broadcom, Cl A*	50	1,462
DSP Group*	390	7,983
Ikanos Communications*	340	2,587
Intel	13	309
International Rectifier*	20	745
Intersil, Cl A	55	1,730
MEMC Electronic Materials*	50	3,056
Microchip Technology	50	1,852
Micron Technology*	60	752
Netlogic Microsystems*	55	1,751
NVIDIA*	645	26,645
PMC-Sierra*	50	387
QLogic*	220	3,663
Samsung Electronics GDR 144A	25	7,707
Semtech*	50	867
Silicon Laboratories*	50	1,730
SiRF Technology Holdings*	110	2,281
Texas Instruments	44	1,656
Volterra Semiconductor*	50	710
Xilinx	75	2,008
Zoran*	120	2,405
Total Electronic Components-Semiconductors		72,286
Electronic Design Automation — 0.1%		
Comtech Group*	115	1,899
Magma Design Automation*	80	1,123
Synplicity*	480	3,360
Total Electronic Design Automation		6,382
Electronic Forms — 0.3%		
Adobe Systems*	435	17,465
Total Electronic Forms		17,465
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	200	7,688
Itron*	30	2,338
Total Electronic Measuring Instruments		10,026
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	200	7,686
Total Electronic Parts Distribution		7,686
Electronics-Military — 0.2%		
EDO	90	2,958
L-3 Communications Holdings	60	5,844
Total Electronics-Military		8,802

Description	Shares	Value
Energy-Alternate Sources — 0.2%		
Covanta Holding*	300	$ 7,395
Evergreen Solar*	100	930
Total Energy-Alternate Sources		8,325
Engineering/R&D Services — 0.4%		
Fluor	50	5,568
McDermott International*	175	14,546
Total Engineering/R&D Services		20,114
Enterprise Software/Services — 0.8%		
BMC Software*	300	9,090
Concur Technologies*	52	1,188
Lawson Software*	340	3,363
Oracle*	735	14,487
PROS Holdings*	100	1,310
Sybase*	400	9,556
Taleo, Cl A*	14	315
Ultimate Software Group*	55	1,591
Total Enterprise Software/Services		40,900
Entertainment Software — 0.1%		
Activision*	210	3,921
Electronic Arts*	40	1,893
THQ*	60	1,831
Total Entertainment Software		7,645
Fiduciary Banks — 0.4%		
Bank of New York*	250	10,360
Mellon Financial	3	132
Northern Trust	150	9,636
Total Fiduciary Banks		20,128
Filtration/Separation Products — 0.2%		
Pall	200	9,198
Total Filtration/Separation Products		9,198
Finance-Consumer Loans — 0.4%		
Encore Capital Group*	210	2,621
First Marblehead	70	2,705
Nelnet, Cl A	40	978
Portfolio Recovery Associates	30	1,800
SLM	229	13,186
Total Finance-Consumer Loans		21,290
Finance-Credit Card — 0.1%		
American Express	60	3,671
Total Finance-Credit Card		3,671
Finance-Investment Banker/Broker — 1.2%		
Bear Stearns	31	4,340
Citigroup	254	13,028
Cowen Group*	110	1,970
Greenhill	20	1,374
JPMorgan Chase	391	18,944
Lazard, Cl A	335	15,085
Lehman Brothers Holdings	97	7,229
Morgan Stanley	30	2,516

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Finance-Investment Banker/Broker - continued		
optionsXpress Holdings	70	$ 1,796
Total Finance-Investment Banker/Broker		66,282
Finance-Mortgage Loan/Banker — 0.2%		
Fannie Mae	6	392
Freddie Mac	165	10,015
Total Finance-Mortgage Loan/Banker		10,407
Finance-Other Services — 0.2%		
Asset Acceptance Capital*	380	6,726
GFI Group*	20	1,450
Nasdaq Stock Market*	100	2,971
Total Finance-Other Services		11,147
Financial Guarantee Insurance — 0.1%		
AMBAC Financial Group	30	2,616
MGIC Investment	93	5,288
Total Financial Guarantee Insurance		7,904
Food-Dairy Products — 0.2%		
Dean Foods	150	4,780
Wimm-Bill-Dann Foods ADR	55	5,721
Total Food-Dairy Products		10,501
Food-Meat Products — 0.2%		
Tyson Foods, Cl A	417	9,608
Total Food-Meat Products		9,608
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	152	5,358
Sara Lee	700	12,180
SunOpta*	55	613
Total Food-Miscellaneous/Diversified		18,151
Food-Retail — 0.0%		
X 5 Retail Group GDR*	70	2,051
Total Food-Retail		2,051
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	70	1,861
Total Food-Wholesale/Distribution		1,861
Gambling (Non-Hotel) — 0.1%		
Pinnacle Entertainment*	138	3,885
Total Gambling (Non-Hotel)		3,885
Gas-Distribution — 0.0%		
WGL Holdings	30	979
Total Gas-Distribution		979
Golf — 0.0%		
Callaway Golf	40	712
Total Golf		712

Description	Shares	Value
Hazardous Waste Disposal — 0.1%		
Stericycle*	90	$ 4,001
Total Hazardous Waste Disposal		4,001
Health Care Cost Containment — 0.2%		
Hooper Holmes*	140	469
McKesson	191	11,391
Total Health Care Cost Containment		11,860
Hospital Beds/Equipment — 0.2%		
Kinetic Concepts*	200	10,394
Total Hospital Beds/Equipment		10,394
Hotels & Motels — 0.2%		
Intercontinental Hotels Group ADR	15	372
Lodgian*	130	1,954
Marriott International, Cl A	70	3,027
Starwood Hotels & Resorts Worldwide	33	2,213
Wyndham Worldwide*	40	1,450
Total Hotels & Motels		9,016
Human Resources — 0.6%		
Hewitt Associates, Cl A*	450	14,400
Hudson Highland Group*	110	2,353
Kenexa*	35	1,320
Manpower	100	9,224
Monster Worldwide*	70	2,877
Total Human Resources		30,174
Import/Export — 0.0%		
Castle Brands*	70	392
Total Import/Export		392
Independent Power Producer — 0.0%		
Mirant*	10	427
Reliant Energy*	30	808
Total Independent Power Producer		1,235
Industrial Audio & Video Products — 0.0%		
SRS Labs*	95	926
Total Industrial Audio & Video Products		926
Industrial Automation/Robot — 0.0%		
Cognex	50	1,126
Total Industrial Automation/Robot		1,126
Industrial Gases — 0.5%		
Air Products & Chemicals	10	804
Praxair	375	26,996
Total Industrial Gases		27,800
Instruments-Scientific — 0.2%		
PerkinElmer	450	11,727
Total Instruments-Scientific		11,727

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio

June 30, 2007 (Unaudited)

Description	Shares	Value
Insurance Brokers — 0.1%		
Marsh & McLennan	200	$ 6,176
Total Insurance Brokers		6,176
Internet Application Software — 0.1%		
CryptoLogic	50	1,220
DealerTrack Holdings*	98	3,610
Vocus*	25	628
Total Internet Application Software		5,458
Internet Financial Services — 0.1%		
Authorize.Net Holdings*	95	1,700
Online Resources*	140	1,537
Total Internet Financial Services		3,237
Internet Infrastructure Software — 0.1%		
Akamai Technologies*	40	1,946
F5 Networks*	30	2,418
Opsware*	152	1,445
Total Internet Infrastructure Software		5,809
Internet Security — 0.1%		
Checkfree*	40	1,608
Ipass*	130	705
Symantec*	270	5,454
Total Internet Security		7,767
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	30	3,863
Franklin Resources	80	10,598
Legg Mason	35	3,443
Total Investment Management/Advisory Services		17,904
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	170	3,536
Total Lasers-Systems/Components		3,536
Life/Health Insurance — 0.1%		
Cigna	150	7,833
Total Life/Health Insurance		7,833
Linen Supply & Related Items — 0.0%		
Cintas	30	1,183
Total Linen Supply & Related Items		1,183
Machine Tools & Related Products — 0.2%		
Kennametal	150	12,304
Total Machine Tools & Related Products		12,304
Machinery-Construction & Mining — 0.5%		
Caterpillar	225	17,617
Terex*	100	8,130
Total Machinery-Construction & Mining		25,747
Machinery-General Industry — 0.1%		
Manitowoc	50	4,019
Wabtec	100	3,653
Total Machinery-General Industry		7,672

Description	Shares	Value
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	20	$ 775
Total Machinery-Print Trade		775
Medical Imaging Systems — 0.0%		
IRIS International*	40	674
Vital Images*	26	706
Total Medical Imaging Systems		1,380
Medical Information Systems — 0.3%		
Cerner*	290	16,086
IMS Health	50	1,607
Total Medical Information Systems		17,693
Medical Instruments — 0.6%		
Abaxis*	45	939
Cambridge Heart*	150	649
Conceptus*	145	2,809
Medtronic	390	20,225
Micrus Endovascular*	45	1,107
Natus Medical*	230	3,662
St. Jude Medical*	30	1,245
Symmetry Medical*	230	3,682
Total Medical Instruments		34,318
Medical Labs & Testing Services — 0.2%		
Covance*	25	1,714
Laboratory Corp of America Holdings*	100	7,826
Total Medical Labs & Testing Services		9,540
Medical Products — 0.4%		
Baxter International	192	10,817
Henry Schein*	95	5,076
Orthofix International*	50	2,248
Syneron Medical*	70	1,747
Total Medical Products		19,888
Medical-Biomedical/Genetic — 0.7%		
Barrier Therapeutics*	80	520
Cambrex	90	1,194
Celgene*	70	4,013
Genzyme*	315	20,286
Invitrogen*	30	2,213
Keryx Biopharmaceuticals*	110	1,075
Lifecell*	70	2,138
Martek Biosciences*	110	2,857
Orchid Cellmark*	100	464
PDL BioPharma*	95	2,213
Total Medical-Biomedical/Genetic		36,973
Medical-Drugs — 2.2%		
Angiotech Pharmaceuticals*	860	6,115
Aspreva Pharmaceuticals*	110	1,903
Axcan Pharma*	170	3,286
Bristol-Myers Squibb	358	11,298
Cephalon*	175	14,068
Indevus Pharmaceuticals*	150	1,010
Medicis Pharmaceutical, Cl A	25	764
Pfizer	1,379	35,261
Santarus*	216	1,117
Schering-Plough	825	25,113

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Medical-Drugs - continued		
Valeant Pharmaceuticals International	160	$ 2,670
Wyeth	268	15,367
Total Medical-Drugs		117,972
Medical-Generic Drugs — 0.0%		
Perrigo	130	2,545
Total Medical-Generic Drugs		2,545
Medical-HMO — 0.5%		
Humana*	40	2,437
UnitedHealth Group	186	9,512
WellPoint*	186	14,848
Total Medical-HMO		26,797
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	100	6,150
Total Medical-Hospitals		6,150
Medical-Nursing Homes — 0.0%		
Skilled Healthcare Group, Cl A*	60	931
Total Medical-Nursing Homes		931
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	60	2,391
Radiation Therapy Services*	76	2,002
Total Medical-Outpatient/Home Medical		4,393
Medical-Wholesale Drug Distributors — 0.4%		
AmerisourceBergen	150	7,421
Cardinal Health	172	12,150
Total Medical-Wholesale Drug Distributors		19,571
Metal Processors & Fabricators — 0.5%		
Commercial Metals	250	8,443
Haynes International*	10	844
Ladish*	50	2,150
Precision Castparts	45	5,461
Sterlite Industries India ADR*	570	8,362
Trimas*	230	2,778
Total Metal Processors & Fabricators		28,038
Metal-Aluminum — 0.0%		
Alcoa	60	2,432
Total Metal-Aluminum		2,432
Motion Pictures & Services — 0.0%		
Macrovision*	40	1,202
Total Motion Pictures & Services		1,202
Multi-Line Insurance — 1.4%		
Allstate	168	10,333
American International Group	166	11,625
Cincinnati Financial	200	8,680
Hartford Financial Services Group	82	8,078
Loews	198	10,094
MetLife	169	10,897

Description	Shares	Value
Multi-Line Insurance - continued		
XL Capital, Cl A	175	$ 14,751
Total Multi-Line Insurance		74,458
Multimedia — 0.1%		
Entravision Communications, Cl A*	110	1,147
Gemstar-TV Guide International*	430	2,116
Total Multimedia		3,263
Networking Products — 0.4%		
Atheros Communications*	35	1,080
Cisco Systems*	715	19,913
Foundry Networks*	40	666
Starent Networks*	12	176
Switch and Data Facilities*	96	1,842
Total Networking Products		23,677
Non-Ferrous Metals — 0.3%		
Cameco	350	17,759
USEC*	20	440
Total Non-Ferrous Metals		18,199
Non-Hazardous Waste Disposal — 0.3%		
Allied Waste Industries*	690	9,287
Waste Management	110	4,296
Total Non-Hazardous Waste Disposal		13,583
Office Automation & Equipment — 0.0%		
Pitney Bowes	40	1,873
Total Office Automation & Equipment		1,873
Office Supplies & Forms — 0.2%		
Avery Dennison	150	9,972
Total Office Supplies & Forms		9,972
Oil & Gas Drilling — 0.2%		
Diamond Offshore Drilling	30	3,047
Patterson-UTI Energy	105	2,752
Pride International*	40	1,498
Rowan	20	820
Total Oil & Gas Drilling		8,117
Oil Companies-Exploration & Production — 1.5%		
Arena Resources*	20	1,162
ATP Oil & Gas*	40	1,946
CNOOC ADR	100	11,369
Denbury Resources*	50	1,875
EnCana	115	7,067
Harvest Natural Resources*	180	2,144
Mariner Energy*	10	243
Murphy Oil	42	2,496
Newfield Exploration*	150	6,832
NovaTek GDR	80	4,129
Occidental Petroleum	255	14,759
Parallel Petroleum*	60	1,314
Southwestern Energy*	480	21,360
Stone Energy*	90	3,083

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Oil Companies-Exploration & Production - continued		
Ultra Petroleum*	30	$ 1,657
Total Oil Companies-Exploration & Production		81,436
Oil Companies-Integrated — 1.3%		
BP ADR	61	4,400
Chevron	52	4,380
ConocoPhillips	188	14,758
Exxon Mobil	187	15,686
Hess	150	8,844
LUKOIL ADR	30	2,301
Marathon Oil	174	10,433
Petroleo Brasileiro ADR	80	9,702
Total Oil Companies-Integrated		70,504
Oil Field Machinery & Equipment — 0.2%		
Dresser-Rand Group*	80	3,160
Grant Prideco*	60	3,230
National Oilwell Varco*	50	5,212
T-3 Energy Services*	30	1,003
Total Oil Field Machinery & Equipment		12,605
Oil Refining & Marketing — 0.1%		
Tesoro	100	5,715
Valero Energy	7	517
Total Oil Refining & Marketing		6,232
Oil-Field Services — 0.8%		
Hanover Compressor*	70	1,670
Helix Energy Solutions*	220	8,780
Key Energy Services*	180	3,335
Schlumberger	280	23,783
W-H Energy Services*	55	3,405
Total Oil-Field Services		40,973
Paper & Related Products — 0.4%		
Abitibi-Consolidated*	2,290	6,733
Bowater	110	2,744
Domtar*	600	6,696
MeadWestvaco	50	1,766
Neenah Paper	50	2,063
Smurfit-Stone Container*	80	1,065
Total Paper & Related Products		21,067
Pharmacy Services — 0.1%		
Medco Health Solutions*	83	6,473
Omnicare	40	1,443
Total Pharmacy Services		7,916
Physical Practice Management — 0.2%		
Pediatrix Medical Group*	150	8,272
Total Physical Practice Management		8,272
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	80	2,901
Total Physical Therapy/Rehabilitation Centers		2,901
Pipelines — 0.5%		
El Paso	520	8,960
Questar	200	10,570

Description	Shares	Value
Pipelines - continued		
Spectra Energy	250	$ 6,490
Total Pipelines		26,020
Platinum — 0.0%		
Stillwater Mining*	60	661
Total Platinum		661
Printing-Commercial — 0.3%		
RR Donnelley & Sons	308	13,401
Total Printing-Commercial		13,401
Property/Casualty Insurance — 0.7%		
Arch Capital Group*	150	10,881
Safeco	150	9,339
Travelers	105	5,617
WR Berkley	300	9,762
Total Property/Casualty Insurance		35,599
Publishing-Books — 0.0%		
Scholastic*	10	359
Total Publishing-Books		359
Publishing-Newspapers — 0.1%		
Gannett	79	4,341
Total Publishing-Newspapers		4,341
Publishing-Periodicals — 0.1%		
Playboy Enterprises, Cl B*	270	3,059
Total Publishing-Periodicals		3,059
Radio — 0.1%		
Radio One, Cl D*	370	2,612
XM Satellite Radio Holdings, Cl A*	110	1,295
Total Radio		3,907
Real Estate Management/Services — 0.2%		
CB Richard Ellis Group, Cl A*	230	8,395
Total Real Estate Management/Services		8,395
Real Estate Operation/Development — 0.1%		
Brookfield Properties	166	4,035
Total Real Estate Operation/Development		4,035
Reinsurance — 1.1%		
Allied World Assurance Holdings	30	1,537
Aspen Insurance Holdings	210	5,895
Axis Capital Holdings	20	813
Berkshire Hathaway, Cl B*	2	7,210
Endurance Specialty Holdings	70	2,803
Everest Re Group	16	1,738
Montpelier Re Holdings	290	5,377
PartnerRe	200	15,500
Platinum Underwriters Holdings	100	3,475
RenaissanceRe Holdings	200	12,398
Total Reinsurance		56,746

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio

June 30, 2007 (Unaudited)

Description	Shares	Value
REITs-Apartments — 0.5%		
Archstone-Smith Trust	105	$ 6,207
AvalonBay Communities	61	7,252
BRE Properties	50	2,964
Camden Property Trust	58	3,884
Equity Residential	74	3,377
GMH Communities Trust	118	1,143
UDR	101	2,656
Total REITs-Apartments		27,483
REITs-Diversified — 0.5%		
Colonial Properties Trust	52	1,896
Digital Realty Trust	46	1,733
Plum Creek Timber	250	10,415
PS Business Parks	27	1,711
Vornado Realty Trust	80	8,787
Total REITs-Diversified		24,542
REITs-Hotels — 0.2%		
Ashford Hospitality Trust	140	1,646
DiamondRock Hospitality	114	2,175
Host Hotels & Resorts	320	7,399
LaSalle Hotel Properties	48	2,084
Total REITs-Hotels		13,304
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	30	1,566
Total REITs-Manufactured Homes		1,566
REITs-Office Property — 0.5%		
Alexandria Real Estate Equities	26	2,517
American Financial Realty Trust	210	2,167
BioMed Realty Trust	34	854
Boston Properties	113	11,541
Corporate Office Properties Trust	86	3,527
Kilroy Realty	4	283
SL Green Realty	39	4,832
Total REITs-Office Property		25,721
REITs-Regional Malls — 0.4%		
General Growth Properties	118	6,248
Simon Property Group	144	13,398
Taubman Centers	67	3,324
Total REITs-Regional Malls		22,970
REITs-Shopping Centers — 0.3%		
Acadia Realty Trust	17	441
Developers Diversified Realty	39	2,056
Federal Realty Investment Trust	43	3,322
Kimco Realty	115	4,378
Kite Realty Group Trust	74	1,407
Regency Centers	65	4,583
Tanger Factory Outlet Centers	35	1,311
Total REITs-Shopping Centers		17,498
REITs-Storage — 0.1%		
Public Storage	84	6,453
Total REITs-Storage		6,453

Description	Shares	Value
REITs-Warehouse/Industrial — 0.2%		
AMB Property	74	$ 3,938
Prologis	117	6,658
Total REITs-Warehouse/Industrial		10,596
Rental Auto/Equipment — 0.1%		
Avis Budget Group*	10	285
H&E Equipment Services*	80	2,219
RSC Holdings*	90	1,800
Total Rental Auto/Equipment		4,304
Retail-Apparel/Shoe — 0.6%		
Abercrombie & Fitch, Cl A	180	13,136
Aeropostale*	110	4,585
Footstar	220	924
Kenneth Cole Productions, Cl A	100	2,470
Men's Wearhouse	200	10,214
Syms*	40	789
Total Retail-Apparel/Shoe		32,118
Retail-Automobile — 0.1%		
Group 1 Automotive	70	2,824
Total Retail-Automobile		2,824
Retail-Building Products — 0.3%		
Home Depot	95	3,738
Lowe's	420	12,890
Total Retail-Building Products		16,628
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	150	5,865
Total Retail-Computer Equipment		5,865
Retail-Discount — 0.0%		
Citi Trends*	42	1,594
Total Retail-Discount		1,594
Retail-Drug Store — 0.7%		
CVS Caremark	678	24,713
Rite Aid*	1,400	8,932
Walgreen	140	6,096
Total Retail-Drug Store		39,741
Retail-Major Department Store — 0.2%		
JC Penney	172	12,449
Total Retail-Major Department Store		12,449
Retail-Office Supplies — 0.2%		
Office Depot*	301	9,120
Total Retail-Office Supplies		9,120
Retail-Pet Food & Supplies — 0.1%		
PetSmart	105	3,407
Total Retail-Pet Food & Supplies		3,407
Retail-Propane Distribution — 0.1%		
Star Gas Partners*	1,370	6,110
Total Retail-Propane Distribution		6,110

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	200	$ 7,186
Total Retail-Regional Department Store		7,186
Retail-Restaurants — 0.3%		
BJ's Restaurants*	30	592
Cheesecake Factory*	40	981
Panera Bread, Cl A*	40	1,842
Starbucks*	390	10,234
Total Retail-Restaurants		13,649
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	30	1,745
Hibbet Sports*	31	849
Zumiez*	26	982
Total Retail-Sporting Goods		3,576
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	220	948
Total Retail-Video Rental		948
Retirement/Aged Care — 0.0%		
Sunrise Senior Living*	10	400
Total Retirement/Aged Care		400
S&L/Thrifts-Eastern US — 0.0%		
Brookline Bancorp	190	2,187
Total S&L/Thrifts-Eastern US		2,187
S&L/Thrifts-Western US — 0.3%		
Washington Federal	425	10,332
Washington Mutual	94	4,008
Total S&L/Thrifts-Western US		14,340
Schools — 0.2%		
Capella Education*	40	1,841
ITT Educational Services*	30	3,522
Learning Tree International*	250	3,275
Strayer Education	17	2,239
Total Schools		10,877
Semiconductor Components-Integrated Circuits — 0.6%		
ChipMOS TECHNOLOGIES*	60	431
Cypress Semiconductor*	20	466
Maxim Integrated Products	640	21,382
Taiwan Semiconductor Manufacturing ADR	1,005	11,186
Total Semiconductor Components-Integrated Circuits		33,465
Semiconductor Equipment — 0.1%		
Brooks Automation*	100	1,815
Cabot Microelectronics*	40	1,420
Tessera Technologies*	58	2,352
Ultratech*	140	1,866
Total Semiconductor Equipment		7,453

Description	Shares	Value
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	130	$ 1,281
Total Specified Purpose Acquisition		1,281
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	70	1,194
TMK GDR	165	6,021
Total Steel Pipe & Tube		7,215
Steel-Producers — 0.1%		
Nucor	100	5,865
Total Steel-Producers		5,865
Steel-Specialty — 0.5%		
Allegheny Technologies	248	26,010
Total Steel-Specialty		26,010
Super-Regional Banks-US — 0.7%		
Bank of America	274	13,396
Capital One Financial	211	16,551
Wells Fargo	243	8,546
Total Super-Regional Banks-US		38,493
Telecommunications Equipment — 0.2%		
CommScope*	23	1,342
OpNext*	61	808
Plantronics	160	4,195
Tollgrade Communications*	190	2,004
Total Telecommunications Equipment		8,349
Telecommunications Services — 0.6%		
Amdocs*	255	10,154
Cbeyond*	31	1,194
Embarq	100	6,337
Mastec*	210	3,322
Orbcomm*	93	1,526
RCN*	150	2,819
Time Warner Telecom, Cl A*	290	5,829
Total Telecommunications Services		31,181
Telephone-Integrated — 0.8%		
AT&T	596	24,734
IDT, Cl B	170	1,754
Level 3 Communications*	250	1,463
Verizon Communications	360	14,821
Total Telephone-Integrated		42,772
Television — 0.0%		
Sinclair Broadcast Group, Cl A	90	1,280
Total Television		1,280
Textile-Home Furnishings — 0.2%		
Mohawk Industries*	100	10,079
Total Textile-Home Furnishings		10,079
Therapeutics — 0.5%		
Gilead Sciences*	550	21,323
Medicines*	130	2,291
Theravance*	50	1,600

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Therapeutics - continued		
Warner Chilcott, Cl A*	70	$ 1,266
Total Therapeutics		26,480
Tobacco — 0.8%		
Altria Group	260	18,236
Imperial Tobacco Group ADR	179	16,509
UST	146	7,842
Total Tobacco		42,587
Tools-Hand Held — 0.2%		
Stanley Works	167	10,137
Total Tools-Hand Held		10,137
Transactional Software — 0.1%		
Innerworkings*	139	2,227
VeriFone Holdings*	45	1,586
Total Transactional Software		3,813
Transport-Air Freight — 0.0%		
ABX Air*	190	1,531
Total Transport-Air Freight		1,531
Transport-Equipment & Leasing — 0.1%		
GATX	50	2,462
Genesis Lease ADR	110	3,014
Greenbrier	30	907
Total Transport-Equipment & Leasing		6,383
Transport-Marine — 0.2%		
Overseas Shipholding Group	100	8,140
Total Transport-Marine		8,140
Transport-Rail — 0.5%		
Burlington Northern Santa Fe	113	9,621
Canadian Pacific Railway	100	6,882
CSX	200	9,016
Total Transport-Rail		25,519
Transport-Services — 0.1%		
FedEx	17	1,886
Ryder System	1	54
UTi Worldwide	90	2,411
Total Transport-Services		4,351
Veterinary Diagnostics — 0.0%		
VCA Antech*	50	1,885
Total Veterinary Diagnostics		1,885
Vitamins & Nutrition Products — 0.1%		
Herbalife	130	5,154
Total Vitamins & Nutrition Products		5,154
Web Hosting/Design — 0.1%		
Equinix*	50	4,573
Total Web Hosting/Design		4,573

Description	Shares	Value
Web Portals/ISP — 0.5%		
Google, Cl A*	55	$ 28,786
Total Web Portals/ISP		28,786
Wireless Equipment — 1.0%		
American Tower, Cl A*	730	30,660
Nokia ADR	310	8,714
Novatel Wireless*	54	1,405
Qualcomm	320	13,885
Total Wireless Equipment		54,664
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	35	620
Total Wound, Burn & Skin Care		620
Total Common Stock		
(Cost $2,916,822)		3,142,893
FOREIGN COMMON STOCK — 19.6%		
Australia — 1.8%		
BHP Billiton	1,347	40,245
Leighton Holdings	1,026	35,758
QBE Insurance Group	650	17,148
Tattersall's	976	3,881
Total Australia		97,032
Belgium — 0.5%		
Dexia	936	29,234
Total Belgium		29,234
Canada — 0.5%		
Manulife Financial	100	3,740
Methanex	1,000	24,824
Total Canada		28,564
Denmark — 0.4%		
D/S Norden	364	23,451
Total Denmark		23,451
France — 1.0%		
AXA	75	3,223
BNP Paribas	292	34,681
Camaieu*	40	15,088
Total France		52,992
Germany — 2.2%		
Allianz SE	160	37,522
Bayerische Motoren Werke	322	20,873
Deutsche Bank	227	33,037
Norddeutsche Affinerie AG	48	2,120
ThyssenKrupp	466	27,752
United Internet AG	325	6,781
Total Germany		128,085
Hong Kong — 0.2%		
China Mobile	500	5,380

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Shares	Value
Hong Kong - continued		
Regal Hotels International Holdings	94,000	$ 7,938
Total Hong Kong		13,318
Indonesia — 0.3%		
Bank Rakyat Indonesia	17,500	11,151
PT Astra International	2,500	4,694
Total Indonesia		15,845
Italy — 1.4%		
Enel	66	709
ENI	1,009	36,580
Fiat	1,197	35,551
Total Italy		72,840
Japan — 3.2%		
Alpine Electronics	300	4,601
Daiichikosho	900	9,774
Hudson Soft*	600	7,180
Kobayashi Pharmaceutical	200	6,670
Leopalace21	700	23,920
Nippon Steel	5,000	35,172
Pacific Management	1	1,846
Sumco	700	35,072
Sumitomo Pipe & Tube	2,000	15,357
Tokyo Leasing	200	2,982
Toyota Motor	500	31,532
Total Japan		174,106
Luxembourg — 0.2%		
Millicom International Cellular*	100	9,164
Total Luxembourg		9,164
Malaysia — 0.3%		
Genting	3,200	7,663
SP Setia	1,200	3,013
WCT Engineering	1,300	3,000
Total Malaysia		13,676
Netherlands — 0.9%		
Royal Dutch Shell, Cl A	1,222	49,728
Total Netherlands		49,728
Norway — 0.5%		
Tandberg	1,326	29,590
Total Norway		29,590
Philippines — 0.3%		
Ayala	828	9,780
Union Bank of Philippines	2,900	3,898
Total Philippines		13,678
Russia — 0.2%		
Pharmstandard*	50	3,025
Sberbank	1	3,864
Unified Energy System	2,850	3,834
Total Russia		10,723

Description	Shares	Value
Singapore — 0.4%		
Jardine Cycle & Carriage	2,000	$ 20,546
Total Singapore		20,546
South Africa — 0.3%		
Anglo Platinum	19	3,131
MTN Group	530	7,230
Truworths International	600	3,098
Total South Africa		13,459
Spain — 0.6%		
Banco Bilbao Vizcava Argentaria	1,269	31,030
Banco Santander Central Hispano	173	3,180
Total Spain		34,210
Sweden — 1.3%		
Beijer Alma	300	4,924
Skandinaviska Enskilda Banken, Cl A	800	25,763
Svenska Handelsbanken, Cl A	600	16,782
Volvo, Cl B	1,049	20,862
Total Sweden		68,331
Switzerland — 0.6%		
Zurich Financial Services	106	32,768
Total Switzerland		32,768
United Kingdom — 2.5%		
AstraZeneca	573	30,704
BHP Billiton	87	2,417
BT Group	4,902	32,622
Chaucer Holdings	156	301
CSR*	35	548
Eurocastle Investment	10	462
Game Group	3,265	10,907
J Sainsbury	302	3,530
Reckitt Benckiser	557	30,490
Royal Bank of Scotland Group	1,191	15,069
Total United Kingdom		127,050
Total Foreign Common Stock		
(Cost $974,323)		1,058,390
WARRANTS — 0.3%		
Bharat Heavy Electricals, 144A Expires 05/12/08*	120	4,538
Grasim Industries, 144A Expires 05/22/09*	40	2,603
IVRCL Infrastructures & Projects, 144A Expires 11/17/08*	600	5,290
Nicholas Piramal India, 144A Expires 10/26/09*	800	5,894
Total Warrants		
(Cost $17,003)		18,325

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

Description	Face Amount/ Shares		Value
U.S. TREASURY OBLIGATIONS — 7.1%			
U.S. Treasury Bonds			
4.500%, 02/15/36	$ 15,000	$	13,582
U.S. Treasury Notes			
4.875%, 08/15/09	45,000		44,968
4.875%, 07/31/11	145,000		144,796
4.750%, 05/31/12	45,000		44,649
4.625%, 11/15/09	65,000		64,604
4.625%, 02/15/17	35,000		33,895
4.500%, 05/15/17	40,000		38,350
Total U.S. Treasury Obligations			
(Cost $389,032)			384,844
U.S. GOVERNMENT AGENCY OBLIGATIONS — 5.1%			
Federal National Mortgage Association			
6.000%, 01/01/37	68,132		67,441
5.500%, 01/01/37	143,397		138,372
5.000%, 05/01/37	74,377		69,690
Total U.S. Government Agency Obligations			
(Cost $282,735)			275,503
FOREIGN BOND — 2.8%			
Deutschland Republic (EUR)			
4.500%, 01/04/13	111,500		150,473
Total Foreign Bond			
(Cost $149,113)			150,473
CORPORATE BONDS — 0.2%			
PepsiCo			
5.150%, 05/15/12	$ 5,000		4,939
Weatherford International 144A			
5.950%, 06/15/12	5,000		5,042
Total Corporate Bonds			
(Cost $9,988)			9,981
INVESTMENT COMPANIES — 4.0%			
Index Fund – Growth - Small Cap — 0.1%			
iShares Russell 2000 Growth Index Fund	60		5,147
Total Index Fund – Growth - Small Cap			5,147
Index Fund – Value - Small Cap — 3.9%			
iShares S&P Small Cap 600 Value Income Index	2,600		206,440
Total Index Fund – Value - Small Cap			206,440
Total Investment Companies			
(Cost $202,725)			211,587

Description	Shares		Value
MONEY MARKET FUND — 2.2%			
Evergreen Select Money Market Fund, Institutional Class			
5.210% (A)	119,389	$	119,389
Total Money Market Fund			
(Cost $119,389)			119,389
Total Investments — 99.6%			
(Cost $5,061,130)		$	5,371,385
Other Assets and Liabilities, Net — 0.4%			19,881
Net Assets — 100.0%		$	5,391,266

* Non-income producing security.
(A) - The rate reported is the 7-day effective yield as of June 30, 2007.
144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to institutional buyers. On June 30, 2007, the value of these securities amounted to $32,172, representing 0.60% of the net assets of the Portfolio.
ADR — American Depositary Receipt
CI — Class
EUR — Euro
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
June 30, 2007 (Unaudited)

As of June 30, 2007, the Portfolio had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Depreciation	
09/12/07	EUR	(116,642)	USD	157,006	$	(1,243)
				TOTAL	**$**	**(1,243)**

EUR — Euro

USD — U.S. Dollar

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF ASSETS AND LIABILITIES

AS OF JUNE 30, 2007 *(Unaudited)*

	Old Mutual VA Asset Allocation Conservative Portfolio	Old Mutual VA Asset Allocation Balanced Portfolio	Old Mutual VA Asset Allocation Moderate Growth Portfolio
Assets:			
Investment Securities, at cost	$ 5,069,439	$ 5,059,981	$ 5,061,130
Investment Securities, at value	$ 5,156,471	$ 5,286,970	$ 5,371,385
Cash	3,904	9,569	12,277
Receivable from Dividends and Interest	41,921	26,293	15,300
Deferred Offering Costs	26,764	26,761	26,764
Receivable for Investments Sold	24,006	57,031	65,800
Receivable from Investment Advisor	13,090	18,239	19,007
Foreign Currency, at value (Cost $1,734, $5,614, and $9,708, respectively)	1,753	5,667	9,804
Other Assets	194	386	571
Total Assets	5,268,103	5,430,916	5,520,908
Liabilities:			
Payable for Investments Purchased	23,976	52,494	64,561
Payable for Management Fees	3,616	3,933	3,995
Unrealized Loss on Forward Foreign Currency Contracts	3,345	1,973	1,243
Payable for Administration Fees	425	437	444
Payable for Trustees' Fees	209	211	212
Payable for Distribution Fees	2	1	1
Accrued Expenses	60,190	58,486	59,186
Total Liabilities	91,763	117,535	129,642
Net Assets	$ 5,176,340	$ 5,313,381	$ 5,391,266
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 5,003,192	$ 5,003,192	$ 5,003,191
Undistributed Net Investment Income	79,177	58,710	46,268
Accumulated Net Realized Gain on Investments and Foreign Currenct Transactions	10,101	26,289	32,610
Net Unrealized Appreciation on Investments, Forward Currency Contracts and other assets and liabilities denominated in foreign currency	83,870	225,190	309,197
Net Assets	$ 5,176,340	$ 5,313,381	$ 5,391,266
Net Assets - Initial Class	$ 5,069,865	$ 5,204,117	$ 5,280,417
Net Assets - Service Class	106,475	109,264	110,849
Outstanding shares of beneficial interest - Initial Class	490,010	490,010	490,010
Outstanding shares of beneficial interest - Service Class	10,304	10,301	10,299
Net Asset Value, Offering and Redemption Price Per Share - Initial Class:	$ 10.35	$ 10.62	$ 10.78
Net Asset Value, Offering and Redemption Price Per Share - Service Class:	$ 10.33	$ 10.61	$ 10.76

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 *(Unaudited)*

	Old Mutual VA Asset Allocation Conservative Portfolio	Old Mutual VA Asset Allocation Balanced Portfolio	Old Mutual VA Asset Allocation Moderate Growth Portfolio
Investment Income:			
Dividends	$ 30,430	$ 44,152	$ 56,555
Interest	74,861	43,203	19,237
Less: Foreign Taxes Withheld	(701)	(1,688)	(2,400)
Total Investment Income	104,590	85,667	73,392
Expenses:			
Management Fees	21,492	22,994	23,137
Administration Fees	2,528	2,555	2,571
Trustees' Fees	241	242	243
Distribution Fees	131	132	133
Printing Fees	25,559	25,560	25,560
Professional Fees	21,861	22,018	22,111
Custodian Fees	14,588	18,065	18,951
Offering Costs [1]	11,459	11,462	11,459
Transfer Agent Fees	6,314	6,314	6,311
Pricing Fees	5,217	6,928	6,788
Registration Fees	174	174	174
Other Fees	2,251	2,253	2,255
Total Expenses	111,815	118,697	119,693
Less:			
Waiver of Management Fees	(21,492)	(22,994)	(23,137)
Reimbursement of Expenses by Advisor	(64,910)	(68,746)	(69,432)
Net Expenses	25,413	26,957	27,124
Net Investment Income	79,177	58,710	46,268
Net Realized Gain from Investment Transactions	22,439	35,221	39,892
Net Realized Loss from Foreign Currency Transactions	(12,338)	(8,932)	(7,282)
Net Change in Unrealized Appreciation on Investments	87,032	226,989	310,255
Net Change in Unrealized Depreciation on Forward Foreign Currency Contracts and Translation of Other Assets and Liabilities Denominated in Foreign Currency	(3,162)	(1,799)	(1,058)
Net Realized and Unrealized Gain on Investments	93,971	251,479	341,807
Increase in Net Assets Resulting from Operations	$ 173,148	$ 310,189	$ 388,075

[1] See Note 2.

The accompanying notes are an integral part of the financial statements.

43.

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 *(Unaudited)*

	Old Mutual VA Asset Allocation Conservative Portfolio		Old Mutual VA Asset Allocation Balanced Portfolio		Old Mutual VA Asset Allocation Moderate Growth Portfolio	
	1/1/07 to 6/30/2007	12/29/06* to 12/31/2006	1/1/07 to 6/30/2007	12/29/06* to 12/31/2006	1/1/07 to 6/30/2007	12/29/06* to 12/31/2006
Investment Activities:						
Net Investment Income	$ 79,177	$ -	$ 58,710	$ -	$ 46,268	$ -
Net Realized Gain from Investments and Foreign Currency Contracts	10,101	-	26,289	-	32,610	-
Net Change in Unrealized Appreciation on Investments and Foreign Currency Transactions	83,870	-	225,190	-	309,197	-
Net Increase in Net Assets Resulting from Operations	173,148	-	310,189	-	388,075	-
Capital Share Transactions:						
Initial Class						
Shares Issued	-	4,900,100	-	4,900,100	-	4,900,100
Shares Redeemed	-	-	-	-	-	-
Total Initial Class Capital Share Transactions	-	4,900,100	-	4,900,100	-	4,900,100
Service Class						
Shares Issued	3,000	100,100	3,000	100,100	3,000	100,100
Shares Redeemed	(8)	-	(8)	-	(9)	-
Total Service Class Capital Share Transactions	2,992	100,100	2,992	100,100	2,991	100,100
Increase in Net Assets Derived from Capital Share Transactions	2,992	5,000,200	2,992	5,000,200	2,991	5,000,200
Total Increase in Net Assets	176,140	5,000,200	313,181	5,000,200	391,066	5,000,200
Net Assets:						
Beginning of Period	5,000,200	-	5,000,200	-	5,000,200	-
End of Period	$ 5,176,340	$ 5,000,200	$ 5,313,381	$ 5,000,200	$ 5,391,266	$ 5,000,200
Undistributed Net Investment Income - End of period	$ 79,177	$ -	$ 58,710	$ -	$ 46,268	$ -
Shares Issued:						
Initial Class						
Shares Issued	-	490,010	-	490,010	-	490,010
Shares Redeemed	-	-	-	-	-	-
Total Initial Class Share Transactions	-	490,010	-	490,010	-	490,010
Service Class						
Shares Issued	295	10,010	292	10,010	290	10,010
Shares Redeemed	(1)	-	(1)	-	(1)	-
Total Service Class Share Transactions	294	10,010	291	10,010	289	10,010
Net Increase in Shares Outstanding	294	500,020	291	500,020	289	500,020

* Portfolios commenced operations on December 29, 2006.

Amounts designated as "—" are $0.

The accompanying notes are an integral part of the financial statements.

44.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD
ENDED JUNE 30, 2007* (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gains on Securities	Total from Operations	Net Asset Value, End of Period	Total Return†	Net Assets, End of Period	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate†
OLD MUTUAL VA ASSET ALLOCATION CONSERVATIVE PORTFOLIO											
Initial Class											
2007*	$ 10.00	$ 0.16	$ 0.19	$ 0.35	$ 10.35	3.50%	$ 5,069,865	1.00%**	3.88%**	3.14%**	70.04%
Service Class											
2007*	$ 10.00	$ 0.15	$ 0.18	$ 0.33	$ 10.33	3.30%	$ 106,475	1.25%**	30.63%**	2.89%**	70.04%
OLD MUTUAL VA ASSET ALLOCATION BALANCED PORTFOLIO											
Initial Class											
2007*	$ 10.00	$ 0.12	$ 0.50	$ 0.62	$ 10.62	6.20%	$ 5,204,117	1.05%**	4.11%**	2.30%**	64.73%
Service Class											
2007*	$ 10.00	$ 0.11	$ 0.50	$ 0.61	$ 10.61	6.10%	$ 109,264	1.30%**	30.59%**	2.06%**	64.73%
OLD MUTUAL VA ASSET ALLOCATION MODERATE GROWTH PORTFOLIO											
Initial Class											
2007*	$ 10.00	$ 0.09	$ 0.69	$ 0.78	$ 10.78	7.80%	$ 5,280,417	1.05%**	4.12%**	1.80%**	44.78%
Service Class											
2007*	$ 10.00	$ 0.08	$ 0.68	$ 0.76	$ 10.76	7.60%	$ 110,849	1.30%**	30.43%**	1.56%**	44.78%

* Portfolios commenced operations on December 29, 2006.

** Ratios for periods less than one year have been annualized.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized.

[1] Per share amounts for the period are calculated based on average outstanding shares.

The accompanying notes are an integral part of the financial statements.

45.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2007 (*UNAUDITED*)

1. **Organization**

   Old Mutual Advisor Funds (the "Trust"), a Delaware statutory trust effective May 27, 2004, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers thirteen series portfolios, three of which are covered by this Semi-Annual Report: the Old Mutual VA Asset Allocation Conservative Portfolio, the Old Mutual VA Asset Allocation Balanced Portfolio and the Old Mutual VA Asset Allocation Moderate Growth Portfolio (each a "Portfolio", and collectively the "Portfolios"). The Portfolios commenced operations on December 29, 2006. The Trust's other series portfolios, whose financial statements are presented separately, are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio, the Old Mutual Asset Allocation Growth Portfolio, the Old Mutual Analytic Defensive Equity Fund, the Old Mutual Analytic Global Defensive Equity Fund, the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund and the Old Mutual Copper Rock Emerging Growth Fund. In addition, the Trust has registered three other portfolios, the Old Mutual VA Asset Allocation Growth Portfolio, the Old Mutual VA Analytic Defensive Equity Portfolio and the Old Mutual VA Analytic Global Defensive Equity Portfolio; however, those portfolios are not currently offered.

   Shareholders may purchase shares of the Portfolios through two separate classes, the Initial Class and Service Class shares. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Portfolio represents an equal proportionate interest in that Portfolio. Each Portfolio is classified as a diversified management investment company. The Portfolios' prospectuses provide a description of each Portfolio's investment objective, policies and investment strategies. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies.

   In the normal course of business, the Portfolios may enter into various agreements that provide for general indemnifications. Each Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Portfolio. However, based on experience, the Portfolios expect the risk of loss to be remote.

2. **Significant Accounting Policies**

   The following is a summary of the significant accounting policies followed by the Portfolios.

   Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

   Security Valuation — Investment securities of a Portfolio, including securities sold short, that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a

Portfolio that are quoted on a national market system are valued at the official closing price provided by NASDAQ, or if there is none, at the last sales price. The Portfolios use pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. (the "Advisor") determines that use of another fair valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividends on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Portfolios are declared at least annually, if available. Distributions of net realized capital gains, for each Portfolio, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Portfolios may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolios accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Portfolios may enter into forward foreign currency contracts as hedges against specific transactions, portfolio positions or anticipated portfolio positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Portfolios realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Portfolios could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Schedule of Investments.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements mature. Provisions of the repurchase agreements and procedures adopted by the Board requires that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

TBA Purchase Commitments — The Portfolios may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Portfolio's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Portfolios may enter into mortgage dollar rolls (principally using TBAs) in which each Portfolio sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Portfolio accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Portfolio must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Portfolio is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Translation — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities
       at the current rate of exchange; and

 (ii) purchases and sales of investment securities, income and expenses
       at the relevant rates of exchange prevailing on the respective
       dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Portfolios may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolios will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolios each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolios record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolios could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Portfolios may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolios intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolios write or purchase an option, an amount equal to the premium received or paid by the Portfolios is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolios on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolios have realized a gain or a loss on investment transactions. The Portfolios, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest

49

monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities.

Offering Costs — All offering costs incurred with the start up of the Portfolios are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of June 30, 2007, the Portfolios each had offering costs remaining to be amortized of approximately $27,000.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are prorated to the Portfolios on the basis of relative net assets. Class specific expenses, such as distribution fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Portfolio are allocated to the respective class on the basis of the relative net assets each day. The Portfolios have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a direct, wholly owned subsidiary of OM Group (UK), which is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Portfolios and the Advisor are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Advisor is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio, as follows:

	Management Fee	Asset Level
Old Mutual VA Asset Allocation Conservative Portfolio	0.850%	Less than $1 billion
	0.825%	Between $1 billion – $2 billion
	0.800%	Between $2 billion – $3 billion
	0.775%	Greater than $3 billion
Old Mutual VA Asset Allocation Balanced Portfolio	0.900%	Less than $1 billion
	0.875%	Between $1 billion – $2 billion
	0.850%	Between $2 billion – $3 billion
	0.825%	Greater than $3 billion
Old Mutual VA Asset Allocation Moderate Growth Portfolio	0.900%	Less than $1 billion
	0.875%	Between $1 billion – $2 billion
	0.850%	Between $2 billion – $3 billion
	0.825%	Greater than $3 billion

OMCAP owns 100% of the outstanding shares of the Portfolios as of June 30, 2007.

Expense Limitation Agreement – In the interest of limiting expenses of the Portfolios, the Advisor has entered into an Expense Limitation Agreement ("Expense Limitation Agreement") pursuant to which the Advisor has agreed, in writing, to waive or limit its fees and to assume other expenses of the Portfolios through December 31, 2007, to the extent necessary to limit the total annual expenses to a specified percentage of the Portfolios' average daily net assets as follows:

	Class	**Limit**
Old Mutual VA Asset Allocation Conservative Portfolio	Initial Class	1.00%
	Service Class	1.25%
Old Mutual VA Asset Allocation Balanced Portfolio	Initial Class	1.05%
	Service Class	1.30%
Old Mutual VA Asset Allocation Moderate Growth Portfolio	Initial Class	1.05%
	Service Class	1.30%

Reimbursement by the Portfolios of the advisory fees waived and other expenses paid by the Advisor pursuant to the applicable Expense Limitation Agreement may be made at a later date when a Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Portfolio to exceed the expense limitation. The Portfolios will make no such payment, however, if the total Portfolio operating expenses exceed the expense limits in effect at the time the expenses were reimbursed. Moreover, in accordance with the terms of the Expense Limitation Agreement, whereby, to the extent that the Advisor reimburses advisory fees or absorbs operating expenses of a Portfolio, the Advisor may seek payment of such amounts within three fiscal years after the fiscal year in which fees were reimbursed or absorbed.

At June 30, 2007, the Advisor may seek reimbursement of previously waived and reimbursed fees (expiring December 31, 2010) as follows:

Old Mutual VA Asset Allocation Conservative Portfolio	$86,402
Old Mutual VA Asset Allocation Balanced Portfolio	$91,740
Old Mutual VA Asset Allocation Moderate Growth Portfolio	$92,569

Sub-Advisory Agreements — The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of each of the Portfolios, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion, and 0.03% for average daily net assets over $2 billion, or (ii) a minimum annual fee of $100,000.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management, Inc. ("Acadian"). Acadian is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Acadian, which is computed and paid monthly at an annual rate of 0.45%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, Inc. ("Analytic"). Analytic is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Analytic, which is computed and paid monthly at an annual rate of 0.35%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "BHMS Sub-Advisory Agreement") with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the BHMS Sub-Advisory Agreement, Barrow Hanley is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Barrow Hanley, which is computed and paid monthly at an annual rate of 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate, 0.35% for the U.S. Large Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay Inc. ("Clay Finlay"). Clay Finlay is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement, Clay Finlay is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the managed by Clay Finlay, which is computed and paid monthly at an annual rate of 0.45% for the International Large Cap Equity mandate and 0.50% for the Emerging Markets Equity mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement ("the Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). OMUSH owns 60% of the limited liability company interests of Copper Rock. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Copper Rock, which is computed and paid monthly at an annual rate of 0.55%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Dwight Sub-Advisory Agreement") with Dwight Asset Management Company ("Dwight"). Dwight is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Dwight Sub-Advisory Agreement, Dwight is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Dwight, which is computed and paid monthly at an annual rate of 0.10% for the Cash Management mandate, 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate and 0.25% for the U.S. High Yield Fixed Income mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement, (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is a wholly owned subsidiary of Heitman LLC, a Delaware limited liability company owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement, Heitman is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of each Portfolio's average daily net assets so managed, which is computed and paid monthly at an annual rate of 0.40%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "LRC Sub-Advisory Agreement") with Liberty Ridge Capital, Inc. ("Liberty Ridge"). Liberty Ridge is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the LRC Sub-Advisory Agreement, Liberty Ridge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Liberty Ridge, which is computed and paid monthly at an annual rate of

0.35% for the U.S. Large Cap Growth mandate, 0.35% for the U.S. Large Cap Blend mandate, 0.40% for the All Cap Blend mandate, 0.45% for the U.S. Mid Cap Equity mandate, 0.45% for the U.S. Mid Cap Growth mandate, 0.50% for the U.S. Small Cap Growth mandate and 0.50% for the U.S. Small Cap Blend mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel, Inc. ("Provident"). Provident is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement, Provident is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Provident, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate and 0.45% for the U.S. Mid Cap Growth mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement for the Portfolios, Rogge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Rogge, which is computed and paid monthly at an annual rate of 0.25%.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "THB Sub-Advisory Agreement") with Thomson Horstmann & Bryant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the THB Sub-Advisory Agreement, THB is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by THB, which is computed and paid monthly at an annual rate of 0.60% for the Small Cap Value mandate and 0.50% for the Mid Cap Value mandate.

The Trust, on behalf of the Portfolios, and the Advisor have entered into a sub-advisory agreement (the "TS&W Sub-Advisory Agreement") with Thompson, Siegel & Walmsley, LLC ("TS&W"). TS&W is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the TS&W Sub-Advisory Agreement, TS&W is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by TS&W, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Value mandate, 0.40% for the U.S. All Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate, 0.475% for the U.S. Small/Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

Each Sub-Advisory Agreement obligates the Sub-Advisor, other than Ibbotson, to: (i) manage the investment operations of the assets managed by the sub-advisor and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Portfolio's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-advisor and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Portfolio and what portion of the assets managed by the sub-advisor will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Portfolio in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Advisor may direct from time to time, in conformity with federal securities laws. The Ibbotson Sub-Advisory Agreement obligates Ibbotson to: (i) serve as the strategic asset allocation consultant and sub-advisor to the Advisor for investment model creation and maintenance of each Portfolio, consistent with the selection of sub-advisors, based upon Ibbotson's recommendations related to appropriate market sectors and investment strategies; (ii) recommend a continuous investment allocation program for each Portfolio in accordance with each Portfolio's respective investment objectives, policies and restrictions as stated in such Portfolio's prospectus; and (iii) monitor and make recommendations to the Advisor regarding possible changes to the sub-advisors and their investment strategies.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Advisor, entered into the Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Portfolio's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Administrator and SEI Investments Global Funds Services (the "Sub-Administrator") entered into a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement"), pursuant to which the Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. SEI Investments Management Corporation ("SEI Investments"), which is a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. Under the Sub-Administrative Agreement, the Administrator pays the Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds II and the Old Mutual Insurance Series Fund of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of November 2, 2007.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of OMUSH, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for servicing in such capacity, except as provided in separate Distribution and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 60 days written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for Service Class Shares pursuant to Rule 12b-1 under the 1940 Act to enable the Service Class Shares of each Portfolio to directly and indirectly bear certain expenses relating to the distribution of such shares. The Distribution Plan is a compensation plan, which means that it compensates the Distributor or third-party broker-dealer or other financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Service Class Shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of the Service Class Shares, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Service Class Shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Service Class Shares, as set forth in the then current Prospectus or Statement of Additional Information with respect to Service Class Shares and interest and other financing costs. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plan, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Advisor, or Sub-Advisors may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust had a direct or indirect financial interest in the operation of the Distribution Plan or any related agreement.

Of the distribution fees the Distributor received for the six-month period ended June 30, 2007, it retained the following:

	Distribution Fees
	Service Class
Old Mutual VA Asset Allocation Conservative Portfolio	$ 131
Old Mutual VA Asset Allocation Balanced Portfolio	132
Old Mutual VA Asset Allocation Moderate Growth Portfolio	133

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Portfolios. From time to time, the Portfolios may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Portfolios to persons who beneficially own interests in the Portfolios.

U.S. Bank, N.A. serves as the custodian for the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007.

Officers and Trustees of the Portfolios who are or were officers of the Advisor, Administrator, Sub-Administrator and the Distributor received no compensation from the Portfolios.

4. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisor Funds, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for purposes of this Note 4, the "Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2007.

5. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Portfolios, for the six-month period ended June 30, 2007 were as follows:

	Purchases		Sales and Maturities	
	Other	U.S. Government	Other	U.S. Government
Old Mutual VA Asset Allocation Conservative Portfolio	$ 3,234,375	$ 4,682,864	$ 921,895	$ 2,297,449
Old Mutual VA Asset Allocation Balanced Portfolio	5,138,003	2,771,140	1,618,880	1,494,822
Old Mutual VA Asset Allocation Moderate Growth Portfolio	5,833,408	1,258,772	1,603,839	585,552

6. Foreign Holdings Risk

Each Portfolio may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Portfolio's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

7. Federal Tax Information

Each Portfolio intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Portfolio at June 30, 2007 were as follows:

Fund	Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation
Old Mutual VA Asset Allocation Conservative Portfolio	$ 5,069,439	$ 175,149	$ (88,117)	$ 87,032
Old Mutual VA Asset Allocation Balanced Portfolio	5,059,981	321,466	(94,477)	226,989
Old Mutual VA Asset Allocation Moderate Growth Portfolio	5,061,130	412,093	(101,838)	310,255

8. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact to the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2007, the Portfolio's do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

57

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888.772.2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Portfolios voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007 will be available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Six Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Portfolio-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Portfolios and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. The Example does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolios' actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual VA Asset Allocation Conservative Portfolio - Initial Class				
Actual Fund Return	$ 1,000.00	$ 1,035.00	1.00%	$5.05
Hypothetical 5% Return	1,000.00	1,019.84	1.00%	5.01
Old Mutual VA Asset Allocation Conservative Portfolio - Service Class				
Actual Fund Return	1,000.00	1,033.00	1.25%	6.30
Hypothetical 5% Return	1,000.00	1,018.60	1.25%	6.26
Old Mutual VA Asset Allocation Balanced Portfolio - Initial Class				
Actual Fund Return	1,000.00	1,062.00	1.05%	5.37
Hypothetical 5% Return	1,000.00	1,019.59	1.05%	5.26
Old Mutual VA Asset Allocation Balanced Portfolio - Service Class				
Actual Fund Return	1,000.00	1,061.00	1.30%	6.64
Hypothetical 5% Return	1,000.00	1,018.35	1.30%	6.51
Old Mutual VA Asset Allocation Moderate Growth Portfolio - Initial Class				
Actual Fund Return	1,000.00	1,078.00	1.05%	5.41
Hypothetical 5% Return	1,000.00	1,019.59	1.05%	5.26
Old Mutual VA Asset Allocation Moderate Growth Portfolio - Service Class				
Actual Fund Return	1,000.00	1,076.00	1.30%	6.69
Hypothetical 5% Return	1,000.00	1,018.35	1.30%	6.51

* Expenses are equal to the Portfolios' annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 days (to reflect the one-half year period).

59.